SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	March 31, 2005

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1201	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME João Mauricio Giffoni de Castro Neves
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 - 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 - FAX -	15 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.04 -ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2005	12.31.2005	1	01.01.2005	03.31.2005	4	10.01.2004	12.31.2004
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Altair Tadeu Rossato					12 – PARTNER’S CPF (INDIVIDUAL TAX ID) 060.977.208-23

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 03/31/2005	2 - PREVIOUS QUARTER 12/31/2004	3 - SAME QUARTER, PREVIOUS YEAR 03/31/2004
Paid-in Capital
1 - Common	23,558,245	23,558,245	15,735,878
2 - Preferred	32,719,497	32,719,497	22,801,455
3 - Total	56,277,742	56,277,742	38,537,333
Treasury Stock
4 - Common	0	60,731	104,546
5 - Preferred	1,778,374	1,589,604	900,627
6 - Total	1,778,374	1,650,335	1,005,173

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 109 – Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	01/07/2005	Interest on own capital	02/15/2005	Common	0.0096800000
02	RCA	01/07/2005	Interest on own capital	02/15/2005	Preferred	0.0106480000
03	RCA	01/07/2005	Dividend	02/15/2005	Common	0.0073600000
04	RCA	01/07/2005	Dividend	02/15/2005	Preferred	0.0080960000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 05/04/2005	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 03/31/2005	4 - 12/31/2004
1	Total Assets	21,056,145	21,648,707
1.01	Current Assets	121,225	783,519
1.01.01	Available funds	23	1,619
1.01.01.01	Cash and cash equivalents	23	1,619
1.01.02	Credits	6,550	71,769
1.01.02.01	Taxes recoverable	6,550	71,769
1.01.03	Inventories	0	0
1.01.04	Other	114,652	710,131
1.01.04.01	Dividends and/or Interest on Own Capital Receivable	113,622	709,088
1.01.04.02	Other assets	1,030	1,043
1.02	Long-term Receivables	760,868	740,363
1.02.01	Sundry Credits	675,659	655,329
1.02.01.01	Deposits in Court	45,343	44,862
1.02.01.02	Advances to employees for purchase of shares	135,949	162,893
1.02.01.03	Deferred income tax and social contribution	494,367	447,574
1.02.02	Receivables from Related Parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	85,209	85,034
1.02.03.01	Other assets	85,209	85,034
1.03	Permanent Assets	20,174,052	20,124,825
1.03.01	Investments	20,174,052	20,124,825
1.03.01.01	Associated Companies	0	0
1.03.01.02	Subsidiaries	20,104,018	20,059,323
1.03.01.02.01	Subsidiaries	19,891,061	19,825,181
1.03.01.02.02	Subsidiaries - Goodwill/Negative goodwill (net)	212,957	234,142
1.03.01.03	Other investments	70,034	65,502
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 - Description	3 - 03/31/2005	4 - 12/31/2004
2	Total liabilities and shareholders' equity	21,056,145	21,648,707
2.01	Current liabilities	3,920,424	4,407,653
2.01.01	Loans and financings	102,844	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	5	9
2.01.04	Taxes, charges and contributions	0	66,939
2.01.04.01	Other taxes, charges and contributions	0	66,939
2.01.05	Dividends payable	231,174	995,417
2.01.05.01	Dividends payable	8,714	436,489
2.01.05.02	Provision for interest on own capital	222,460	558,928
2.01.06	Provisions	0	0
2.01.06.01	Social and labor	0	0
2.01.06.02	Statutory	0	0
2.01.07	Payable to related parties	3,585,852	3,336,078
2.01.08	Other	549	9,210
2.01.08.01	Payroll, profit sharing and related charges	454	4,450
2.01.08.02	Other liabilities	95	4,760
2.02	Long-term liabilities	146,188	140,084
2.02.01	Loans and financings	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	146,188	140,084
2.02.03.01	For contingencies	146,188	140,084
2.02.04	Payable to related parties	0	0
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	16,989,533	17,100,970
2.05.01	Paid-in capital	4,742,804	4,742,804
2.05.02	Capital reserves	12,257,551	12,149,335
2.05.02.01	Advances for future capital increase	74,473	0
2.05.02.02	Share repurchase option premium	7,448	7,448
2.05.02.03	Premium on sale of treasury stock	0	0
2.05.02.04	Premium on share subscription	12,141,887	12,141,887
2.05.02.05	Premium on disposal of treasury stock	33,743	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	61,206	208,831
2.05.04.01	Legal	208,831	208,831
2.05.04.02	Statutory	224,992	224,992
2.05.04.02.01	For investments	224,992	224,992
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.05.01	Future capital increase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(372,617)	(224,992)
2.05.04.07.01	Treasury stock	(372,617)	(224,992)
2.05.05	Accumulated profit / loss	(72,028)	0

03.01 - STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.01	Gross sales and/or services	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating Expenses/Income	93.360	93.360	306.050	306.050
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(2.467)	(2.467)	(12.978)	(12.978)
3.06.02.01	Administrative	(975)	(975)	(1.764)	(1.764)
3.06.02.02	Management fees	3.933	3.933	(1.445)	(1.445)
3.06.02.03	Provisions for contingencies	(5.425)	(5.425)	(9.769)	(9.769)
3.06.03	Financial	(17.666)	(17.666)	2.601	2.601
3.06.03.01	Financial income	10.872	10.872	10.257	10.257
3.06.03.02	Financial expenses	(28.538)	(28.538)	(7.656)	(7.656)
3.06.04	Other operating income	115	115	0	0
3.06.05	Other operating expenses	(24.991)	(24.991)	(22.730)	(22.730)
3.06.06	Equity in the earnings of subsidiaries	138.369	138.369	339.157	339.157
3.07	Operating profit	93.360	93.360	306.050	306.050
3.08	Non-operating results	(62)	(62)	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	(62)	(62)	0	0
3.09	Income before taxes/profit sharing	93.298	93.298	306.050	306.050
3.10	Income tax and social contribution	0	0	0	0
3.11	Deferred income tax and social contribution	46,793	46,793	168	168
3.12	Statutory profit sharing/contributions	4,158	4,158	(1,208)	(1,208)
3.12.01	Profit sharing	4,158	4,158	(1,208)	(1,208)
3.12.01.02	Management	4,158	4,158	(1,208)	(1,208)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	144,249	144,249	305,010	305,010
	SHARES OUTSTANDING EX-TREASURY STOCK (in thousands)	54,499,368	54,499,368	37,532,160	37,532,160
	EARNINGS PER SHARE	0.00265	0.00265	0.00813	0.00813
	LOSS PER SHARE

04.01 – NOTES TO THE FINANCIAL STAMENTS

Amounts in thousands of Reais

1. Operating Activities

a) General considerations

Companhia de Bebidas das Américas - AmBev (the “Company” or “AmBev”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

AmBev has a franchise agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink. There is also an agreement with PepsiCo for bottling, sale and distribution of the “Guaraná Antarctica” internationally.

AmBev shares are traded on the São Paulo Stock Exchange (BOVESPA), and on the New York Stock Exchange (NYSE), as American Depositary Receipts (ADRs).

b) Incorporation of Labatt Canada

On August 27, 2004, at an Extraordinary Shareholders’ Meeting, Company’s shareholders approved the conclusion of the transactions with InBev S.A. (“InBev”, previously named Interbrew S.A), announced on March 3, 2004. The alliance between AmBev and InBev includes the incorporation, by AmBev, of the operations of Labatt Brewing Company Limited (“Labatt Cánada”), by means of the wholly-owned subsidiary Labatt Holdings ApS (“Labatt ApS”), with headquarters in Denmark.

The consolidated effect of Labatt ApS in AmBev’s consolidated income on March 31, 2005, is shown as follows:

	Quarter ended on March 31, 2005

Statements of income (loss)	Labatt Canada	Labatt Aps	Combined	Eliminations	Consolidated

Net sales and/or services	821,455	-	821,455	-	821,455
Cost of sales	(291,419)	-	(291,419)	-	(291,419)

Gross profit	530,036	-	530,036	-	530,036
Operating expenses	(490,089)	(451,576)	(941,665)	(120,654)	(821,011)

Operating income (loss)	39,947	(451,576)	(411,629)	(120,654)	(290,975)

Non-operating income (expense)	(178,849)	-	(178,849)	-	(178,849)
Provision for income tax	18,248	-	18,248	-	18,248
Net income (loss) for the period	(120,654)	(451,576)	(572,230)	(120,654)	(451,576)

2. Significant Accounting Practices

a) Quarterly information

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions. This includes several estimates relating to the useful lives of property, plant and equipment, the necessary provisions for contingent liabilities and income tax, and other similar provisions. Although they are the best estimates of management, actual data and values could differ from such estimates.

The accounting practices adopted in preparing the quarterly information are consistent with those adopted by the Company in preparing the audited financial statements for the year ended December 31, 2004.

The quarterly information and our financial statements prepared for the year ended December 31, 2004 should be read as a whole. Our statements of income for the quarter ended on March 31, 2005 are not necessarily indicative of the income for the full year ending on December 31, 2005.

b) Consolidated financial statements

All assets, liabilities and results of the subsidiary Companie’s are consolidated, and the interest of minority shareholders in the shareholders’ equity and results of subsidiaries is segregated.

The balance of assets, liabilities, income and expenses arising from consolidated intercompany transactions were eliminated.

The consolidated financial statements include the financial statements, prepared at the same dates, of the companies either directly or indirectly controlled by the Company.

c) Proportionally consolidated financial statements

For investees that are jointly controlled through a shareholders’ agreement, the consolidation includes the assets, liabilities and results in proportion to the total holding of the Company in their capital. The portions corresponding to the proportional assets, liabilities, income and expenses, arising from intercompany transactions, were eliminated on the proportional consolidation.

Quilmes Industrial S.A. (“Quinsa”) has been acquiring its own shares, therefore changing the Company’s percentage of interest in Quinsa, which reached 54.8% as of March 31, 2005 (54.8% on December 31, 2004 and 50.3% on March 31, 2004). Such acquisitions generated a R$ 13,933 loss in the Company’s results on March 31, 2004, recorded under “Loss of interest ownership in investees”, in “Other non-operating expenses”, because the amount paid was higher than the shares’ equity value. The total goodwill determined in the acquisition of Quinsa is economically based on expected future profitability, to be amortized over ten years, as from February 2003.

Quinsa’s controllers have the right to exchange their 373.5 million class A Quinsa shares for AmBev shares during specified periods each year starting as from April 2003, or at any time if there is a change in AmBev’s control structure. AmBev also has the right to determine the exchange of class A shares of Quinsa for AmBev shares starting from the end of the 7th year (as from April 2003). In both cases, the number of AmBev’s shares to be issued to Quinsa’s principal shareholders shall be determined by an agreed formula based on the two companies’ EBITDA.

The net assets of Quinsa, main indirect subsidiary coupled with the Company, proportionally consolidated in the Company's financial statements, are as follows:

	03.31.05	12.31.04

Current assets	559,834	418,762
Long-term receivables	146,174	242,622
Permanent assets	1,121,926	1,138,002
Current liabilities	(353,341)	(436,347)
Long-term liabilities	(486,876)	(440,774)
Minority interest	(202,054)	(201,624)

Total net assets	785,663	720,641

Quinsa ’s results, proportionally consolidated in the Company’s financial statements, are as follows for the quarters ended:

	03.31.05	03.31.04

Net sales	364,868	305,326
Cost of products and services sold	(143,967)	(123,652)

Gross profit	220,901	181,674
Operating expenses	(99,449)	(81,023)

Operating income	121,452	100,651

Non-operating income	730	6,793
Income tax provision	(45,714)	(32,945)
Profit sharing	-	(1,471)
Minority interest	(14,668)	(13,603)

Income (loss) for the period	61,800	59,425

d) Transactions with related parties

Transactions with related parties include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products, eliminated in the Company's consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled subsidiaries (recorded based on the proportional consolidation method) and related parties.

Loan agreements among the Company’s subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries which are not subject to financial charges. Agreements involving the Company’s foreign subsidiaries are usually updated based on the U.S. dollar variation, plus 10% interest p.a.

3. Other assets

	Parent Company		Consolidated

	03.31.05	12.31.04	03.31.05	12.31.04

Current assets
Deferred result of commodities swap and forward
operations, net	-	-	77,665	54,958
Other accounts receivable	896	828	200,106	139,058
Prepaid expenses	134	215	233,818	242,183
Advances to suppliers and others	-	-	50,635	42,762

	1,030	1,043	562,224	478,961

Long term receivables
Long-term financial investments	-	-	80,489	147,430
Other recoverable taxes and charges (*)	85,209	85,034	355,060	362,278
Prepaid expenses	-	-	108,281	111,691
Other accounts receivable	-	-	43,609	39,686
Surplus assets – Instituto AmBev	-	-	20,646	20,646

	85,209	85,034	608,085	681,731

(*) This includes IPI credits to zero rate, at the amount of R$ 73,059 in the parent company and R$ 228,056 in the consolidated income as mentioned in note 9(b).

4. Holdings in Direct Subsidiaries

a) Changes, including goodwill and negative goodwill, of holdings in direct subsidiaries

Description	CBB	Arosuco	Agrega	Hohneck (i)	Labatt ApS (i)	Total

Balance on December 31, 2004	5,301,990	333,186	383	11	14,423,753	20,059,323
Dividends received and receivable	(107,833)	-	-	-	-	(107,833)
Investment acquisition	-	-	1,601	-	-	1,601
Equity adjustment	505,920	84,745	(721)	1	(451,576)	138,369
Earnings in the sale of the Company’s shares held by the subsidiary, net of taxes	33,743	-	-	-	-	33,743
Amortization of goodwill	(21,185)	-	-	-	-	(21,185)

Balance on March 31, 2005	5,712,635	417,931	1,263	12	13,972,177	20,104,018

(i) Headquartered abroad.

b) Goodwill and negative goodwill

	Parent Company		Consolidated

	03.31.05	12.31.04	03.31.05	12.31.04

Goodwill
Based on appreciation of fixed assets:
CBB	144,579	144,579	144,579	144,579
Expectation of future profitability:
CBB	702,760	702,760	702,760	702,760
Labatt Canada	-	-	16,677,719	16,677,719
Quinsa	-	-	1,123,224	1,123,224
Cympay	-	-	26,557	26,557
Embodom	-	-	220,008	214,851
Malteria Pampa	-	-	28,101	28,101
Indústrias Del Atlântico	-	-	5,116	5,116
Cervejaria Miranda Corrêa S.A.	-	-	5,514	5,514
Subsidiaries Labatt Canada	-	-	3,643,631	3,648,637
Quinsa and subsidiaries (proportionally consolidated)	-	-	554,318	547,613

Total goodwill	847,339	847,339	23,131,527	23,124,671
Accumulated amortization	(484,436)	(463,251)	(5,262,248)	(4,779,123)

Total goodwill, net	362,903	384,088	17,869,279	18,345,548

Negative goodwill, net
CBB	(149,946)	(149,946)	(149,946)	(149,946)
Cervesursa	-	-	(15,917)	(16,431)
Incesa (proportionally consolidated)	-	-	(8,664)	(8,760)

Total negative goodwill, net	(149,946)	(149,946)	(174,527)	(175,137)

	212,957	234,142	17,694,752	18,170,411

c) Information on direct subsidiaries

	On March 31, 2005

	CBB	Arosuco	Agrega	Hohneck	Labatt ApS

Number of shares/quotas held (in thousands):
Common shares/quotas	19,881,631	0.3	6,510	10,000	1,000,017
Preferred shares	35,206,009	-	-	-	-

Total shares/quotas	55,087,640	0.3	6,510	10,000	1,000,017

Percentage of direct holding
In relation to preferred shares	99.9	-	-	-	-
In relation to common shares/quotas	99.9	99.7	50.0	0.0009	100.0
In relation to total shares/quotas	99.9	99.7	50.0	0.0009	100.0

Information on the financial statements of
directly controlled subsidiaries:

Adjusted shareholder's equity	5,499,684	419,179	2,523	1,258,108	13,972,177

Adjusted net income (loss) for the
quarter ended on 03.31.2005	505,921	84,998	(1,442)	12,556	(451,576)

	On December 31, 2004

	CBB	Arosuco	Agrega	Hohneck	Labatt ApS
Number of shares/quotas held (in thousands):
Common shares/quotas	19,881,631	0.3	6,510	10,000	1,000,017
Preferred shares	35,206,009	-	-	-	-

Total shares/quotas	55,087,640	0.3	6,510	10,000	1,000,017

Percentage of direct holding
In relation to preferred shares	99.9	-	-	-	-
In relation to common shares/quotas	99.9	99.7	50.0	0.0009	100.0
In relation to total shares/quotas	99.9	99.7	50.0	0.0009	100.0

Information on the financial statements of
directly controlled subsidiaries:

Adjusted shareholder's equity	5,067,853	334,181	765	1,245,551	14,423,753

Adjusted net income (loss) for the
quarter ended on 12.31.2004	948,322	219,832	(4,073)	(69,600)	(276,678)

d) Main material indirect holdings in subsidiaries

	Total percentage of indirect
	holding - %
Company name	03.31.05	12.31.04

Brazil
Eagle	100	100
IBA-Sudeste	99.3	99.3

Abroad
Quilmes Industrial S.A.	54.8	54.8
Jalua Spain S.A.	100	100
Lambic S.A.	87.3	87.3
Monthiers (i)	100	100
Aspen	100	100

(i) Wholly-owned subsidiary of Jalua Spain S.A.

5) Property, plant and equipment

a) Break-down of property, plant and equipment

	Consolidated

		03.31.05		12.31.04

		Accumulated	Residual	Residual	Annual depreciation
	Cost	depreciation	value	value	rates - %

Land	332,142	-	332,142	328,641
Buildings and constructions	2,620,920	(903,942)	1,716,978	1,386,180	4
Machinery and equipment	7,988,747	(6,468,150)	1,520,597	1,994,939	10 to 20
Offsite equipment	1,542,821	(710,110)	832,711	876,714	10 to 20
Other assets and intangibles	1,267,119	(688,166)	578,953	576,945	4 to 20
Constructions in progress	416,959	-	416,959	368,246
	14,168,708	(8,770,368)	5,398,340	5,531,665

As of March 31, 2005, the subsidiaries held for sale properties, with a book value of R$ 110,015 (December 31, 2004 – R$ 113,849), which are classified under long-term receivables, net of a provision for expected losses on realization, in the amount of R$ 60,527 (December 31, 2004 – R$ 69,087).

During the quarter, provision for losses on property, plant and equipment was recorded at the amount of R$ 71,010 to credit of accounts of property, plant and equipment cost, the equivalent to CAN$ 23,739 in the item “Machinery and equipment” and the remaining amount distributed, and the remaining CAN$ 2,379 in other groups. This provision arose from to the decision to close down the plant of the wholly-owned subsidiary Labatt in Toronto, as announced on March 31, 2005. This provision is recorded in the Company’s consolidated financial statements, in “Other non-operating expenses”.

b) Assets with restriction

Due to bank loans taken by the Company and its subsidiaries, on March 31, 2005 there are properties, machineries and equipments whose availability are restricted, in the residual amount of R$ 700,843 (December 31, 2004 - R$ 781,420). Such restriction has no impact on the use of such assets and on the Company's operations.

6. Deferred

	Consolidated

	03.31.05	12.31.04

Cost
Pre-operating	225,966	208,628
Expenses with implementation and expansion	53,821	53,918
Future profitability (*)	109,097	109,097
Others	173,712	162,600

Total of cost	562,596	534,243
Accumulated amortization	(262,336)	(240,098)

Net deferred	300,260	294,145

(*)

This refers to goodwill in the acquisition of subsidiaries, incorporated by the Parent Company in previous years, reclassified from “Investments” to the “Deferred” and amortized based on projections of future results of these subsidiaries.

7 . Loans and Financing

			Consolidated

			Current		Long-term

	Financial
	charges
Type/purpose	(p.a.)	Final maturity	03.31.05	12.31.04	03.31.05	12.31.04

Local currency
ICMS sales tax incentives	4.96	June 2013	122,912	93,476	270,963	288,163
	3.72% above
Capital expenditures	the TJLP	October 2009	141,243	135,201	241,416	209,499
Other	104% CDI	June 2005	502,338	274,554	-	-

			766,493	503,231	512,379	497,662

Foreign currency
Working Capital	4.3%	March 2009	2,797,613	2,619,479	16,288	-
		December 2011 and
Bonds	9.63%	September 2013	53,749	46,680	2,666,200	2,654,400
Raw material import financing	6.26%	November 2011	122,848	112,639	3,918	-
Investment in permanent assets	6.53%	January 2009	81,831	140,997	1,219,300	1,102,383
Other	6.60%	September 2007	21,409	20,098	112,847	113,153

			3,077,450	2,939,893	4,018,553	3,869,936

			3,843,943	3,443,124	4,530,932	4,367,598

Abbreviations used:

  TJLP - Long Term Interest Rate – corresponding to 9.75% on 03.31.05
  ICMS - Value-added Tax on Sales and Services.
  CDI - Bank Deposit Certificate – corresponding to 19.21% on 03.31.05

(a) Guarantees

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment (see note 5(b)). Loans for the purchase of raw materials, mainly malt, and the issue of Notes on the international market are guaranteed by collaterals of AmBev and its subsidiaries.

(b) Due dates

As of March 31, 2005, long-term financings fall due as follows:

2006	160,232
2007	417,655
2008	782,151
2009	75,871
2010 and on	3,095,023
4,530,932

(c) ICMS sales tax incentives

Description	03.31.05	12.31.04

Short and long-term balances
Financings	393,875	381,639
Deferral of taxes on sales	310,523	330,162

	704,398	711,801

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, usually of ten years as from the original due date.

The remaining amounts refer to the financed deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index. The total amount of R$ 310,523 (R$ 330,162 on December 31, 2004) contains an installment of R$ 15,491 (R$ 54,467 on December 31, 2004) classified in current liabilities, in the item “Other taxes and contributions payable".

(d) Notes issued on the international market - Bonds

CBB issued in September 2003 US$ 500 million in foreign securities (“Bond 2013”), with a guarantee from AmBev. These Notes incur 8.8% interest p.a., and will be amortized semi-annually as from March 2004, with final maturity in September 2013. On August 10, 2004, the Company filed Bond 2013 with the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, Bond 2013 was filed at the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

CBB issued in December 2001 US$ 500 million in foreign securities (“Bond 2011”), with a guarantee from AmBev. These Notes incur 10.5% interest p.a., amortized semi-annually as from June 2002, with final maturity in December 2011. The Company filed Bond 2011 with the SEC on October 4, 2002.

(e) Labatt Canada

Effective May 25, 2004, Labatt Canada entered into a credit agreement in the amount of CAN$ 700,000 with a bank consortium and a final maturity date on December 12, 2005. The loans subject to the credit agreement bear interest at the bankers acceptance rate plus applicable margin, which has a ceiling of 0.9% per annum. On March 31, 2005, the bankers’ acceptance average rate on the debt stood at 2.7% p.a. and the applicable margin was 0.6% per annum.

Effective from December 12, 2002, Labatt Canada entered into a forward loan agreement at the amount of CAN$600,000 with syndicated banks. This agreement has two different parts: (a) a pre-approved line of credit for the utilization of funds when necessary of CAN$30,000; and (b) a forward loan of CAN$300,000 with semi-annual amortizations of CAN$50,000. On March 31, 2005Labatthad recorded as liability: (i)CAN$105,000referring to the portion used in the pre-approved line of credit; and(ii)two remaining installments of the loan, totaling CAN$100,000, with final maturity on December 12, 2005. The loans contracted under these two types incur interest at bankers acceptance’s rate plus the applicable margin, which has a ceiling of 1.0% per annum for the line of credit and 0.90% per annum for the forward agreement. On March 31, 2005, the bankers acceptance’s average rate on the debt was 2.7% per annum and the applicable margin was 0.60% per annum.

Effective from July 23, 1998, Labatt Canada entered into a US dollar loan agreement in the amount of US$ 162,000 in Series A Bank Notes and CAN$ 50,000 in Series B Bank Notes (“Notes”), contracted from a group institutional investors. The Notes are subject to fixed interest rates at 6.6% p.a. over the portion in US dollars and at 6.01% p.a. over the Canadian dollars, expiring on July 23, 2008.

On June 15, 2001, Brewers Retail Inc (“BRI”), company proportionally consolidated by Labatt Canada, entered into an agreement for a CAN$ 200,000 loan, by means of a Senior Notes (the “Notes”), with a group of institutional investors. The Notes are subject to fixed interest rates of 7.5% p.a. and are due on June 15, 2011.

(f) Contractual clauses

As of March 31, 2005, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans.

8. Other Liabilities

	Parent Company		Consolidated

	03.31.05	12.31.04	03.31.05	12.31.04

Current liabilities
Profit sharing - employees and
management	-	4,689	33,141	126,284
Deposits for containers	-	-	68,710	84,367
Other accounts payable	95	71	253,226	251,383
Provision for restructuring	-	-	186,945	183,019
Provision for income tax contingency	-	-	156,068	189,916
Marketing accounts payable	-	-	44,488	101,117
Accrued royalties liabilities	-	-	-	37,064
Deferred net income from
commodities swap and forward
operations	-	-	13,773	12,724

	95	4,760	756,351	985,874

Long-term liabilities
Provision for
pensioners’ health care benefits	-	-	711,270	646,049
Deferred income tax
and social contribution	-	-	77,901	138,458
Deferred net income from debt swap operations	-	-	87,027	90,261
Other accounts payable	-	-	58,454	61,544

	-	-	934,652	936,312

As announced on March 31, 2005, Labatt will be closing down its plant in Toronto as from November 4, 2005 due to Labatt’s current idle capacity in central Canada. As a result, Labatt provided in the first quarter of 2005: (i) CAN$ 31,700 (equivalent to R$ 69,908 on March 31, 2005 - recorded in the item "Provision for health care benefits and other" in Long-term liabilities) referring to the complement of the liabilities of benefits to employees; (ii) CAN$ 17,200 (equivalent to R$ 37,931 on March 31, 2005 – recorded in the item "Provision for restructuring" in Current liabilities) referring to the provision for employees’ lay off; and (iii) provision for loss on assets of the plant, at the amount of R$ 71,010, totaling a non-recurrent expense of R$ 178,849 in the first quarter of 2005, recorded in “Other non-operating expenses”.

9) Liabilities Related to Fiscal Claims and Provisions for Contingencies

	Consolidated

	03.31.05	12.31.04

Social Integration Program (PIS)
and Social Contribution on Revenue (COFINS)	389,445	383,537
Value-added Tax on Sales and Services (ICMS)
and Excise Tax (IPI)	536,52	540,446
Income Tax and Social Contribution	71,928	71,292
Labor claims	333,752	323,986
Lawsuits involving distributors and resellers	39,459	47,156
Other	123,013	104,534

	1,494,117	1,470,951

As of March 31, 2005, the Company and its subsidiaries have other ongoing lawsuits of a similar nature which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately R$ 3,257,000 (December 31, 2004 – R$ 1,241,000), for which a provision has not been recorded.

In the first quarter of 2005, the possible contingencies had an increase of R$ 2,016,000, mainly due to new tax deficiency notices received by the Company, related to the understanding of the tax authorities about the Brazilian legislation which deals with taxation in Brazil of profits obtained by subsidiaries or associated companies set up outside the country.

Based on the opinion of its external consultants, the Company understands that these tax deficiency notices were carried out based on a mistaken analysis of the legislation mentioned above, because, amongst other factors: (i) it considers the assumption of availability which did not exist in the legislation effective in the period referring to the tax deficiency notice; (ii) it does not consider the existence of an agreement to avoid double taxation, entered into between Brazil and Spain; and (iii) by mistake in the determination of the amounts supposedly due.

Based on the opinion of its external consultants, the Company did not made a provision in relation to tax deficiency notices received in the period, as well as the previous ones on the same issue totaling R$ 3,019,000, as it understood that they are not valid. However, as the legislation has not been evaluated in last resort on the account of the Judiciary, the Company, based on the opinion of its legal consultants considered the probability of loss as possible at the amount of R$ 1,956,838 and as remote at the amount of R$ 1,062,564.

Main liabilities related to fiscal claims and provisions for contingencies:

(a) PIS and COFINS

(i) PIS - The Company obtained an injunction in the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002) on billings, without paying such contribution on other revenues. Following the enactment of Law No. 10,637 of December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the Company began to pay such contribution on other revenues, as prescribed by current legislation.

(ii) COFINS - The 3rd Region Local Federal Court confirmed a legal decision in favor of the Company, which allows it to pay COFINS on billings, releasing it from paying such contribution on other income. Following the enactment of Law No. 10,833/03 of December 29, 2003, effective February 1, 2004 the Company began to pay such contribution, as prescribed by current legislation.

(b) ICMS and IPI Taxes

This provision relates mainly to challenges of zero-rated presumed IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

Zero-rated IPI credits, which have not been used by the Company and its subsidiaries yet, totaling R$ 228,056 as of March 31, 2005, were recorded under “Other taxes and charges recoverable”, in long-term assets.

(c) Income Tax and Social Contribution on Net Profits (CSLL)

This provision relates substantially to the recognition of the deductibility of interest on own capital in the calculation of CSLL for the year 1996.

(d) Labor claims

This provision relates to claims from former employees. On March 31, 2005, deposits related to labor claims made by the Company and its subsidiaries, restated based on official indexes, amounted to R$ 141,353 (December 31, 2004 - R$ 129,615).

(e) Distributors’ and resellers’ claims

This provision relates mainly to contractual rescissions between the Company’s subsidiaries and certain distributors, due to the non-compliance, by the resellers, with the Company’s directives.

(f) Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), to products and to suppliers.

10. Social Programs

a) AmBev Private Pension Plan Institute (IAPP)

CBB and its subsidiaries have two kinds of pension plans: a defined contribution model (open to new members) and a defined benefit model (closed to new members since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and by the sponsor, and managed by the IAPP. The main purpose is to supplement the retirement benefits of employees and management. During the quarter ended March 31, 2005, the Company and its subsidiaries made contributions of R$ 1,071 (March 31, 2004 - R$1,057) to IAPP.

The surplus of assets of IAPP is recorded by the Company in its consolidated financial statements under "Surplus of assets - Instituto AmBev", in the amount of R$ 20,646 (R$ 20,646 on December 31, 2004), estimated as the present value of the future reduction in contributions, and considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP, and for which there was no use by means of the payment of social security benefits.

b) Medical assistance and other post-employment benefits provided directly by CBB

CBB directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners. Currently the Company does not grant such new benefits. On March 31, 2005, the balance of R$ 80,319 (December 31, 2004 – R$ 78,403) was recorded in the Company’s consolidated financial statements under “Provision for employee benefits” in long-term liabilities.

c) Fundação Antônio e Helena Zerrener Instituição Nacional de Beneficência (the Zerrener Foundation)

The Zerrenner Foundation’s chief objectives are to provide the sponsoring companies’ employees and administrators with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or via financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Zerrener Foundation were fully offset by an equivalent amount of assets existing at the Zerrener Foundation on the same date. The excess assets were not recorded by the Company in its financial statements, by virtue of the possibility of its use for other purposes not exclusivelly related to the payment of benefits.

11. Shareholders’ Equity

a) Changes in shareholders’ equity of the parent company

	Subscribed			Statutory
	and paid-in	Capital	Legal	reserve for	Treasury	Retained
	capital	reserve	reserve	investments	Stock	earnings	Total

On December 31, 2004	4,742,804	12,149,335	208,831	224,992	(224,992)	-	17,100,970

Share buyback	-	-	-	-	(147,625)	-	(147,625)
Earnings in the sale of the Company's shares held by the subsidiary, net-of taxes	-	33,743	-	-	-	-	33,743
Advance for future capital increase-related to the Stock Option Plan	-	74,473	-	-	-	-	74,473
Advanced dividends	-	-	-	-	-	(216,918)	(216,918)
Interest on own capital and prescribed dividends	-	-	-	-	-	641	641
Income for the period	-	-	-	-	-	144,249	144,249

On March 31, 2005	4,742,804	12,257,551	208,831	224,992	(372,617)	(72,028)	16,989,533

b) Subscribed and paid-in capital

On March 31, 2005, Company’s capital in the amount of R$ 4,742,804, is represented by 56,277,742 thousand shares, being 23,558,245 thousand common shares and 32,719,497 thousand preferred shares, all of them non-par nominative shares.

c) Appropriation of net income for the year and transfers to statutory reserves

The Company’s By-Laws provide for the following appropriation of net income for the year, after statutory deductions:

(i)	35% as mandatory dividend payment to all shareholders. Preferred shareholders are legally entitled to a dividend 10% greater than that paid to common shareholders.
(ii)

An amount not lower than 5% and not higher than 68.9% of net income to be transferred to a reserve for investments, in order to finance the expansion of the Company and its subsidiaries’ activities, including through subscriptions of capital increases or the creation of new businesses. This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital.

(iii)

Employee profit sharing of up to 10% of net income for the period, based on predetermined criteria. Directors are allotted a participation of up to 5% of net income for the period, limited to the amount equivalent to their annual remuneration, whichever is lower. Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors in the beginning of the fiscal year.

On January 7, 2005, the Company’s Board of Directors resolved on the payment of interest on own capital at the amount of R$ 9.6800 per a thousand common shares and R$ 10.6480 per a thousand preferred shares. It was also resolved on the payment of supplementary dividends, attributed to minimum mandatory dividends for the year 2004, at the amount of R$ 7.3600 per a thousand common shares and R$ 8.0960 per a thousand preferred shares.

d) Interest on own capital

Companies legally have the option to distribute to shareholders interest attributed to shareholders’ equity based on the TJLP - long-term interest rate - on shareholders' equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividend when distributed. Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders' equity and presented as dividends.

Interest on own capital, as well as dividends not claimed in a three-year term as from the beginning of their payment, prescribe and are returned to the company (pursuant to Law 6,404/76, article 287, subparagraph II, item a). The amount of R$ 641 was returned to the “Accumulated Profit” account during the first quarter of 2005.

e) Reconciliation between the Company's shareholders' equity and consolidated shareholders' equity as of March 31, 2005

Parent company’s shareholders’ equity	16,989,533
Treasury stock acquired by the subsidiary CBB	(81,661)

Total consolidated shareholders' equity	16,907,872

f) Treasury stock

Changes in the Company’s treasury stock during the quarter ended March 31, 2005 were as follows:

	Number of shares
	(in thousands)	R$

Description

Balance on December 31, 2004	1,437,710	1,040,097	(*)
Acquisitions	188,770	147,625

Balance on March 31, 2005	1,626,480	1,187,722	(*)

(*)	On March 31, 2005 and on December 31, 2004 the amount of R$ 714,114 is shown as the reducer of capital reserves.

In addition, CBB holds in treasury 151,894 thousand preferred shares issued by the Company, in the amount of R$ 81,661 (151,894 thousand preferred shares and 60,731 thousand common shares in the amount of R$ 104,991 on December 31, 2004). During the first quarter of 2005, CBB sold the 60,731 thousand common shares issued by AmBev, in a Public Offering Auction held on March 29, 2005, at the price of R$ 1,224.64 per a thousand common shares, totaling sale revenue of R$ 74,373. The settlement of this operation, under the terms of the Public Offering Auction, took place on April 5, 2005. The net gain derived from this operation, at the amount of R$ 33,743, was recorded as capital reserve in AmBev’s consolidated financial statemetns.

g) Public Offering of Purchase of Common Shares

On February 14, 2005, the Brazilian Securities and Exchange Commission (CVM) granted the registration of the Public Offering of Purchase of Common Shares (“OPA”) issued by the Company, under the terms of the Article 29 of the CVM Instruction 361/02. The OPA was initiated on February 14, 2005, with the publication of the Notice, and ended on March 29, 2005, by means of the performance of the Offering Auction (“Auction”).

InBev purchased 2,960,071,177 common shares of AmBev in the Auction, which represent 81.2% of AmBev’s total common shares, purpose of the OPA, of which 1,612,915,545 are common shares in the Option of Payment in Cash, and 1,347,155,632 are common shares in the Option of Payment in Shares.

The shares purchased, under the terms of the Offering, will increase the stake directly or indirectly held by InBev at AmBev, and it will be 81% of the voting capital stock and 54.2% of AmBev’s total capital stock (55.8% of the total capital, net of shares held in treasury).

InBev will maintain AmBev’s common shares listed on the São Paulo Stock Exchange - BOVESPA and the ADRs representative of these shares on the New York Stock Exchange - NYSE.

12. Stock Ownership Plan - The Plan

AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of shareholders and employees. As defined in the By-Laws, the Plan is managed by a committee that includes non-executive members of our Board of Directors. This committee periodically creates stock ownership programs for common or preferred shares, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased, which cannot be lower than 90% of the average stock price traded on the São Paulo Stock Exchange (BOVESPA) during the three business days prior to the grant date, indexed to inflation up to the exercise date. The number of shares that may be granted during each year cannot exceed 5% of the total number of shares of each class on that date (1.0% and 0.03% in 2003 and 2002, respectively).

When shares are bought, the Company may issue new shares, or use the balance of treasury stock. Stock granted have no exercise date. Should the existing labor agreement come to an end, the rights expire. Regarding the shares purchased by employees, the Company has the right to buy them back based on the Plan’s provisions.

The beneficiaries of stock purchase rights are no longer entitled to finance the purchase of shares effective 2003. As of March 31, 2005, the outstanding balance of loans relating to the plans granted prior to that date totals R$ 141,783 (December 31, 2004 - R$ 175,181). The loans are collateralized by the financed shares.

Summary of stock option purchases movement in the quarter ended March 31, 2005 is as follows:

	Call Options
	thousands
	03.31.05	12.31.04

Balance of call options to be exercised at the beginning of the quarter	651,036	653,119
Movement occurred during the period
Cancelled	(16,165)	(11,083)
Exercised	-	9,000

Balance of call options to be exercised at the end of the quarter	634,871	651,036

13. Treasury

(a) General considerations

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into cross currency interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

Financial assets are purchased to hedge against financial liabilities, which does not prevent the Company from redeeming them at any time, even though its real intent is to carry such assets to maturity on their respective due dates.

(b) Derivative instruments

The composition of outstanding mark-to-market derivatives exposure is as follows:

Description	03.31.05	12.31.04

Currency hedge
US$/R$	3,903,978	3,929,630
Peso/US$	119,979	132,933
CAD/US$	300,279	298,956

Interest rate hedge
Floating LIBOR vs. fixed LIBOR	55,990	55,742
Fixed Rate vs. Canadian Bankers Acceptance	966,652	943,184

Commodities hedge
Aluminum	118,419	13,167
Sugar	50,416	60,263
Wheat	485	2,285

	5,516,198	5,436,160

(i) Currency and interest rate hedges

As of March 31, 2005, unrealized gains on variable earnings from derivative operations were limited to the lower between the instrument’s yield curve and their relative market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the quarter ended on March 31, 2005, an additional gain of R$ 121,520 (R$ 188,990 on December 31, 2004), as presented below:

Financial instruments	Book value	Market value	Unrealized variable gains

Public bonds	131,827	138,780	6,953
Swaps"/"forwards	(234,836)	(143,973)	90,863
“Cross Currency Swap” Labatt Canada (*)	(87,027)	(63,323)	23,704

	(190,036)	(68,516)	121,520

(*) Swaps of Labatt Canada for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

(ii) Commodities and currency hedges

These commodities operations were entered into to specifically mitigate Company’s exposure to fluctuations in the costs (in foreign currency) of raw materials to be acquired. Their net earnings, calculated at cost (equivalent to market value), are deferred and recognized in earnings when the products are sold.

During the year ended March 31, 2005, the effect relating to the commodities and currency hedges operations recorded in earnings as “Cost of goods sold” were:

Net reduction in the cost of
Description	goods sold

Currency hedge	24,473
Hedge of aluminum	(1,943)
Hedge of sugar	(3,188)
Hedge of wheat and corn	482

19,824

On March 31, 2005, the amount of R$ 63,892 was deferred, R$ 77,665 in “other assets” and R$ 13,773 in “other liabilities”, and will be recognized as a charge to the results, when the corresponding finished product sale is made.

(c) Financial liabilities

The Company’s financial liabilities, represented mainly by the Bonds and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indexes of each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market values, it would have recognized an additional loss, before income tax and social contribution, of R$ 560,719, on March 31, 2005, as presented in the chart below:

			Unrealized
Financial liabilities	Book Value	Market Value	gains (losses)

Bonds	2,719,949	3,209,102	(489,153)
Series A Notes (i)	434,268	466,123	(31,855)
Series B Notes (ii)	111,672	117,825	(6,153)
Private Notes (iii)	195,830	229,388	(33,558)

	3,461,719	4,022,438	(560,719)

(i) Series A notes executed by Labatt Canada in US dollars.
(ii) Series B notes executed by Labatt Canada in Canadian dollars.
(iii) Corporate Security notes executed by Brewers Retail Inc. (“BRI”) and proportionally consolidated by Labatt Canada in Canadian dollars.

The criteria used to estimate the market value of the financial liabilities was carried out based on quotations of investment brokers, in quotations of banks which render services to AmBev and Labatt Canada and at the secondary market value of securities on the base date as of March 31, 2005. The Bonds, approximately 121.6% of face value for Bond 2011 and 115% for Bond 2013 and the Series A Notes and Series B Notes of Labatt Canada, the prices were calculated based on the cash flow discounted at present value, using market rates available for Labatt Canada for similar instruments.

(d) Financial income and expenses

		Consolidated

	03.31.05	03.31.04

Financial income
Net gains on derivative instruments	-	2,903
Exchange variation on financial investments	449	10,696
Financial income on cash equivalents	22,508	71,404
Financial charges on taxes, contributions and
judicial deposits	3,979	10,196
Other	15,895	17,649

	42,831	112,848

Financial expenses
Exchange variation on loans	(13,671)	(64,901)
Net losses on derivative instruments	(54,755)	(59,735)
Financial charges on foreign currency loans	(130,085)	(114,442)
Financial charges on debt in Reais	(43,973)	(28,463)
Taxes on financial transactions	(37,092)	(25,826)
Financial charges on contingencies and other	(16,956)	(15,376)
Other	(21,492)	(19,918)

	(318,024)	(328,661)

(e) Concentration of credit risk

A substantial part of the Company’s sales are to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the subsidiaries have not recorded significant losses on receivables from customers.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and appraisals of financial institutions, not allowing concentration, i.e., the loan risk is monitored and minimized for the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to realize financial assets and liabilities in the event of default.

14) Income Tax and Social Contribution on Net Income - CSLL

a) Reconciliation of consolidated Income Tax and CSLL expense with nominal rates

	Quarter ended

	03.31.05	03.31.04

Consolidated net income, before income tax and CSLL	291,940	420,461
Profit sharing and contributions	(39,393)	(30,147)

Consolidated net income, before Income Tax, CSLL
and minority interest	252,547	390,314

Expense with Income Tax and CSLL at nominal rates (34%)	(85,866)	(132,707)
Adjustments to determine the actual rate:
Interest on own capital	73,752	35,735
Gains from ownership interest resulting from corporate restructuring	-	12,809
Income of foreign subsidiaries not subject to taxation	(131,591)	34,158
Equity gains in subsidiaries	15,011	12,809
Effect of non-deductible goodwill amortization	(5,388)	(5,159)
Provisions for income tax and social contribution of previous years	28,463	-
Permanent additions, exclusions and other	(4,036)	(36,595)

Income Tax and CSLL expense	(109,655)	(78,950)

(b) Composition of benefit (expense) of Income Tax and CSLL

	Parent Company		Consolidated

	03.31.05	03.31.04	03.31.05	03.31.04

Current	-	-	(164,236)	(82,838)
Deferred	46,793	168	54,581	3,888

Total	46,793	168	(109,655)	(78,950)

(c) Composition of deferred taxes

	Parent Company		Consolidated

	03.31.05	12.31.04	03.31.05	12.31.04

Long term receivables
Tax losses carryforwards	408,278	210,216	1,199,622	1,090,917
Temporary differences:
Non-deductible provisions	49,704	47,323	499,285	491,279
Provision of interest	-	190,035	84,893	190,035
attributed to shareholders’ equity (*)
Provision for losses on tax	-	-	-	19,680
incentives
Provision for restructuring	-	-	99,950	62,226
Provision for medical	-	-	128,791	194,847
assistance benefits
Provision for losses of tax	-	-	19,680	19,680
incentives
Other	36,385	-	168,515	147,909

	494,367	447,574	2,200,736	2,216,573

Long-term liabilities
Temporary differences
Accelerated depreciation			43,633	100,493
Other	-	-	34,268	37,965

	-	-	77,901	138,458

Based on projections of future taxable income of the Parent Company and its domestic and foreign subsidiaries, the estimated recovery of consolidated deferred Income Tax and CSLL on tax losses is as follows:

Nominal amounts (millions of reais)

2005	41
2006	99
2007	143
2008	165
2009	186
2010	192
2011	211
2012	162

1,199

The asset recorded is limited to the amounts for which an offset is considered probable as supported by taxable income projections, discounted to present values, to be realized by the Company over the next ten years, also considering that tax loss carryforwards is limited to 30% of pre-tax income for the year, under Brazilian tax laws.

Deferred income tax asset as of March 31, 2005 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of March 31, 2005 will be realized by the fiscal year 2008. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the estimates.

Since the income tax and social contribution derive not only from taxable income but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between net income and the determination of income tax and social contribution. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of future profits.

15. Commitments with suppliers

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum and natural gas.

The Company has commitments assumed with suppliers for 2005 and 2006, already contracted on March 31, 2005 totaling approximately R$ 1,320,000 and R$ 390,000, respectively (R$ 1,320,000 and R$ 390,000, respectively, on December 31, 2004).

16. Other Operating Income (Expenses), Net

	Parent Company		Consolidated

	03.31.05	03.31.04	03.31.05	03.31.04

Operating income
Equity in results and gains from subsidiaries	-	-	44,918	37,673
Exchange gains or losses on investments abroad	-	-	29,971	23,691
Other operating income	115	-	3,466	2,200
Taxes and contributions recovered	-	-	-	7,169

	115	-	78,355	70,733

Operating expenses
Amortization of goodwill	(21,185)	(21,185)	(482,254)	(64,302)
Other taxes	-	-	(104)	(9,090)
Other operating expenses	(3,806)	(1,545)	(7,194)	(1,538)

	(24,991)	(22,730)	(489,552)	(74,930)

Operating income (expenses), net	(24,876)	(22,730)	(411,197)	(4,197)

17. Non-operating Income (Expenses), Net

	Parent Company		Consolidated

	03.31.05	03.31.04	03.31.05	03.31.04

Non-operating income
Disposal of property, plant and equipment	-	-	9,392	17,158
Other non-operating income	-	-	501	12,434

	-	-	9,893	29,592

Non-operating expenses
Provision for losses on property for sale	-	-	(71,010)	-
Loss of interest ownership in investees	-	-	-	(13,933)
Cost of goods sold	-	-	(5,069)	(29,666)
Provision for restructuring	-	-	(107,839)	-
Other non-operating expenses	(62)	-	(2,434)	(2,282)

	(62)	-	(186,352)	(45,881)

Non-operating income (expenses), net	(62)	-	(176,459)	(16,289)

18. Insurance

As of March 31, 2005 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks, based on their replacement values. Insurance coverage is higher than the book values.

05.01 - COMPANY'S PERFORMANCE IN THE QUARTER

AMBEV REPORTS FIRST QUARTER 2005 RESULTS

São Paulo, May 4, 2005 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the first quarter 2005 (1Q05). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law.

AmBev’s consolidated results are the sum of three business units:

  Brazil (comprised of the Brazilian Beer; Brazilian Carbonated Soft Drinks & Non-Alcoholic, Non-Carbonated Beverages (CSD & Nanc); and Malt & By-Products Sales);

  Hispanic Latin America (HILA) (comprising (i) AmBev’s average 54.8% economic stake in Quinsa and (ii) AmBev’s controlled franchises in Northern Latin America (“HILA–ex” operations)), and

  North America (represented by the operations of Labatt Brewing Company Limited (“Labatt”)).

Comparisons, unless otherwise stated, refer to the first quarter 2004 (1Q04).

OPERATING AND FINANCIAL HIGHLIGHTS
Consolidated EBITDA reached R$1,451.6 million (+62.4%); EBITDA per share was of R$26.64 (+11.9%).

Solid volume and net sales per hectoliter growth in Brazil; Net sales for Brazilian operations increased 21.8%.

HILA delivered 11.5% volume growth.

Labatt achieved EBITDA of R$207.1 million (CAD$95.4 million); EBITDA margin for North America reached 25.2%.

Net income of R$144.2 million (-52.7%); net income per share decreased 67.4% to R$2.65.

Financial Highlights – AmBev Consolidated
			%

R$ million	1Q05	1Q04	Change
Net revenues	3,695.6	2,370.5	55.9%
Gross profit	2,350.3	1,373.3	71.1%
EBIT	1,185.3	687.1	72.5%
EBITDA	1,451.6	893.6	62.4%
Net income	144.2	305.0	-52.7%
No. of shares outstanding (million)	54,499.4	37,532.2	45.2%
EPS (R$/000 shares)	2.65	8.13	-67.4%

Average exchange rates used for 1Q05 and 1Q04 were R$2.67/US$ and R$2.89/US$ respectively.
Per share calculation is based on outstanding shares (total existing shares excluding shares in treasury). As of March 31, 2005 there were 56,277,741,805 total existing shares of AmBev, of which 1,778,374,120 were held in treasury.
Values may not add up due to rounding.

Message from AmBev Management

AmBev started 2005 confident on the promising perspectives ahead. 1Q05 results strengthens the Company’s enthusiasm and supports our excitement in relation to the growth potential for our operations. AmBev achieved solid EBITDA growth, unfold into all its three business units.

In Brazil, the successful market share recovery in 2004 allowed to Company to once again focus on revenue management initiatives. The expansion of direct distribution (47.6% of Brazil volumes) and the growth of premium brands Bohemia (+23.1%) and Original (+28.4%) demonstrate the renewed efforts on those fronts.

The impressive and resilient growth pace at Quinsa, together with the significant volume increase in both Venezuela and Ecuador, reinforce our confidence on the potential for value creation in Hispanic Latin America. AmBev expects in the 2Q05 to take a further relevant step towards expansion in that region, launching the beer operations of AmBev Peru.

Finally, Labatt preserves its solid competitive position on the Canadian domestic beer market, as well as the profitability of its operations. Our Canadian team remains fully committed to the targets of cost reduction and growth in results previously stated by AmBev.

Our Company faces significant oportunities ahead, and all of us are committed to give the best of ourselves to make sure that all this potential for value creation is effectively converted into wealth for our shareholders.

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA

Total: R$3,695.6 million	Total: R$1,451.6 million

AmBev Brazil

Brazil Results	Beer			CSD & Nanc			Other			Total
R$ million	1Q05	1Q04	Change	1Q05	1Q04	Change	1Q05	1Q04	Change	1Q05	1Q04	Change
Volume ('000 HL)	14.905	13.200	12,9%	4.755	4.635	2,6%				19.660	17.835	10,2%
Net Revenue	1.915,4	1.533,6	24,9%	388,4	342,0	13,6%	20,6	32,9	-37,3%	2.324,4	1.908,4	21,8%
Net Revenue / HL	128,5	116,2	10,6%	81,7	73,8	10,7%				118,2	107,0	10,5%
COGS	(601,0)	(564,1)	6,5%	(209,3)	(205,6)	1,8%	(5,0)	(19,9)	-75,1%	(815,3)	(789,6)	3,3%
COGS / HL	(40,3)	(42,7)	-5,6%	(44,0)	(44,4)	-0,8%				(41,5)	(44,3)	-6,3%
Gross Profit	1.314,3	969,5	35,6%	179,1	136,4	31,3%	15,6	12,9	20,9%	1.509,1	1.118,8	34,9%
Gross Margin	68,6%	63,2%	540 bps	46,1%	39,9%	620 bps	75,9%	39,4%	3650 bps	64,9%	58,6%	630 bps
SG&A	(508,7)	(459,5)	10,7%	(91,1)	(87,5)	4,2%	(0,8)	(0,7)	22,5%	(600,7)	(547,6)	9,7%
% of Net Revenue	26,6%	30,0%	-340 bps	23,5%	25,6%	-210 bps	4,0%	2,1%	200 bps	25,8%	28,7%	-290 bps
EBIT	805,6	510,0	58,0%	88,0	48,9	79,9%	14,8	12,3	20,9%	908,4	571,2	59,0%
EBIT Margin	42,1%	33,3%	880 bps	22,7%	14,3%	830 bps	71,9%	37,3%	3460 bps	39,1%	29,9%	920 bps
EBITDA	929,1	641,9	44,7%	122,0	84,0	45,2%	14,8	12,3	20,9%	1.065,9	738,2	44,4%
EBITDA Margin	48,5%	41,9%	660 bps	31,4%	24,6%	680 bps	71,9%	37,3%	3460 bps	45,9%	38,7%	720 bps

Beer Brazil Net Revenues

Net revenues for the Beer Brazil operation reached R$1,915.4 million in 1Q05 (+24.9%) . This increase was a consequence of both stronger sales volumes and higher revenues per hectoliter.

Beer sales volumes, as previously disclosed by the Company, increased by 12.9% . This result reflects the Brazilian market’s expansion (of 7.3%, according to ACNielsen) and AmBev’s higher market share (Mar/05: 67.6%; Mar/04: 65.0%) .

Revenues per hectoliter in beer were R$128.5, 10.6% and 4.6% higher than 1Q04 and 4Q04, respectively. The main factors explaining the increase were the several price repositioning initiatives carried out throughout 2004, as well as a more generalized readjustment (of 5% on average) implemented last December.

It is important to point out that other revenue management levers also contributed to the average revenue growth in the quarter. As the Company fulfilled in 4Q04 its commitment of recover the 67% to 70% market share range, it was possible to once again focus on important profitability levers in 1Q05. The renewed focus on AmBev’s traditional revenue management activities enabled the evolution of direct distribution channel proportion in the sales mix (1Q05: 44.8%; 1Q04: 37.9%; 4Q04: 44.3%) and the resumption of the premium segment growth – we emphasize the higher volumes of Bohemia (+23.1%) and Original (+28.4%) brands.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$601.0 million in 1Q05, 6.5% higher than last year. The compound effect of (i) stronger sales volumes; (ii) higher efficiency reached in the production lines; (iii) a product mix with larger participation of returnable bottles; and (iv) carry over of the hedge transactions performed for acquisition of raw-material during 4Q04 caused a drop of 5.6% in COGS per hectoliter (1Q05: R$40.3; 1Q04: R$42.7) .

Gross Profit

Gross profit for Beer Brazil increased by 35.6% to R$1,314.3 million. Gross margin was 68.6%, an increase of 540 basis points.

SG&A

SG&A expenses for Beer Brazil amounted to R$508.7 million, 10.7% higher compared to 1Q04.

Sales and marketing expenses totaled R$163.6 million (+2.3%) . This result is significantly lower than the accumulated inflation for the last 12 months, strengthening the Company’s expectation of stable sales and marketing expenses in nominal terms. Meanwhile, although expense levels have not increased, the Company continues to invest in brand equity, and is enthusiastic with the most recent indicators arising from its researches.

Direct distribution expenses reached R$166.6 million (+21.1%) in 1Q05, resulting from AmBev’s higher sales volume and the increase in the direct distribution’s participation in the sales mix. Higher volumes, however, caused a 9.4% decrease in direct distribution expenses per hectoliter (1Q05: R$24.9; 1Q04: R$27.5) .

Beer Brazil administrative expenses totaled R$95.1 million in 1Q05 (+10.8%) . The main components of this increase were higher expenses incurred at AmBev’ corporate centers and a series of expenses related to ongoing projects.

Depreciation and amortization expenses related to SG&A went up 9.5%, reaching R$83.4 million.

EBIT and EBITDA

Beer Brazil’s EBIT increased by 58.0%, totaling R$805.6 million. EBIT margin increased by 880 basis points, reaching 42.1% .

EBITDA for Beer Brazil amounted to R$929.1 million (+44.7%), and EBITDA margin stood at 48.5% (+660 basis points).

CSD & Nanc Net Revenues

CSD & Nanc business reached net revenues of R$388.4 million in 1Q05 (+13.6%), pushed mainly by higher net revenues per hectoliter (1Q05: R$81.7: 1Q04: R$73.8) . The increase in net revenues per hectoliter confirms AmBev’s efforts towards its portfolio profitability, translated into a responsible price policy and into the focus on higher value-added brands.

Sales volumes, however, had a limited 2.6% increase, lower than the rate recorded by ACNielsen for the market evolution (+3.7%) . Consequently, AmBev suffered a drop in its share of sales volume (Mar/05: 16.3%; Mar/04: 17.2%) . The Company is committed to dedicate the necessary resources to reinforce the health of its brands and recover the market share lost.

COGS

COGS for CSD & Nanc totaled R$209.3 million in 1Q05 (+1.8%) . Sales volume growth, higher efficiency reached in production lines and carry over of the hedge transactions performed for acquisition of raw-material during 4Q04 offset higher prices of PET resin, aluminum and sugar, enabling a 0.8% drop in COGS per hectoliter (1Q05: R$44.0; 1Q04: R$44.4) . Nevertheless, compared to 4Q04 (R$41.4), COGS per hectoliter had an increase of 6.3% .

Gross Profit

Gross Profit increased by 31.3% to R$179.1 million; the gross margin expanded by 620 basis points to 46.1% .

SG&A

SG&A expenses for CSD & Nanc amounted to R$91.1 million in 1Q05 (+4.2%) .

Sales and marketing expenses increased by 8.1%, reaching R$24.1 million. As already anticipated by the Company, product promotion expenses grew above inflation. AmBev bets on the non-alcoholic beverage segment as an important long-term growth source, and will always be keeping a watchful eye on the preservation and development of brand equity, including the PepsiCo portfolio.

Direct distribution expenses reached R$36.9 million (+4.9%), resulting from a 9.7% growth of volumes sold by the Company’s own structure. The higher volume effect was partially offset by a 4.3% drop in the direct distribution expense per hectoliter.

CSD & Nanc administrative expenses totaled R$3.7 million (+9.6%) . This increase is mainly explained by higher expenses incurred at AmBev’ corporate centers and a series of expenses related to ongoing projects.

Depreciation and amortization expenses related to SG&A dropped 0.7%, reaching R$26.6 million.

EBIT and EBITDA

EBIT for CSD & Nanc amounted to R$88.0 million, a substantial growth of 79.9% . EBIT margin grew 830 basis points, reaching 22.7% .

EBITDA for CSD & Nanc recorded R$122.0 million (+45.2%), and its margin increased by 680 basis points, standing at 31.4% .

Malt & By-Product Sales

EBITDA generated by malt and by-product sales to third parties increased by 20.9% in 1Q05. Despite a drop in sales of 37.3%, a margin increase of more than 34 percentage points allowed for growth in results. The absolute amount of the malt and by-product sales EBITDA was R$14.8 million.

Hispanic Latin America – HILA

HILA reached EBITDA of R$178.6 million (+15.0%) for 1Q05, representing 12.3% of AmBev’s consolidated EBITDA. Quinsa’s superb performance was the main driver for this result.

HILA Consol. Results	Quinsa			HILA-ex			Total
R$ million	1Q05	1Q04	Change	1Q05	1Q04	Change	1Q05	1Q04	Change
Volume[1] ('000 HL)	6,861	6,175	11.1%	1,505	1,325	13.6%	8,366	7,500	11.5%
Net Revenue	364.9	305.3	19.5%	184.9	156.8	17.9%	549.8	462.1	19.0%
Net Revenue / HL	97.0	98.6	-1.6%	122.8	118.4	3.8%	104.4	104.5	-0.1%
COGS	(144.0)	(123.7)	16.4%	(94.6)	(84.0)	12.6%	(238.6)	(207.6)	14.9%
COGS / HL	(38.3)	(39.9)	-4.1%	(62.8)	(63.4)	-0.9%	(45.3)	(47.0)	-3.5%
Gross Profit	220.9	181.7	21.6%	90.3	72.8	24.0%	311.2	254.5	22.3%
Gross Margin	60.5%	59.5%	100 bps	48.8%	46.4%	240 bps	56.6%	55.1%	150 bps
SG&A	(81.8)	(74.9)	9.3%	(101.0)	(63.7)	58.6%	(182.8)	(138.5)	32.0%
% of Net Revenue	22.4%	24.5%	-210 bps	54.6%	40.6%	1400 bps	33.3%	30.0%	330 bps
EBIT	139.1	106.8	30.2%	(10.7)	9.1	NM	128.4	115.9	10.7%
EBIT Margin	38.1%	35.0%	310 bps	-5.8%	5.8%	-1160 bps	23.4%	25.1%	-170 bps
EBITDA	171.0	134.1	27.5%	7.7	21.2	-63.9%	178.6	155.4	15.0%
EBITDA Margin	46.9%	43.9%	290 bps	4.1%	13.5%	-940 bps	32.5%	33.6%	-110 bps

1 Volumes refer to total Quinsa sales volumes. Net Sales, Gross Profit and EBITDA, however, are proportional to AmBev stake in Quinsa (1Q05:54.8%; 1Q04:50.2%)

Quinsa

AmBev’s 54.8% stake in Quinsa generated EBITDA of R$171.0 million for the Company in 1Q05 (+27.5%) . These results were achieved mainly due to the growth in Beer operations in Argentina and AmBev’s larger stake in Quinsa.

Quinsa Results	Beer			CSD			Total
R$ million	1Q05	1Q04	Change	1Q05	1Q04	Change	1Q05	1Q04	Change
Volume[1] ('000 HL)	4,763	4,446	7.1%	2,098	1,729	21.3%	6,861	6,175	11.1%
Net Revenue	280.6	238.1	17.9%	84.2	67.3	25.2%	364.9	305.3	19.5%
Net Revenue / HL	107.5	106.8	0.7%	73.3	77.5	-5.5%	97.0	98.6	-1.6%
COGS	(88.2)	(80.8)	9.1%	(55.8)	(42.9)	30.2%	(144.0)	(123.7)	16.4%
COGS / HL	(33.8)	(36.2)	-6.8%	(48.5)	(49.4)	-1.8%	(38.3)	(39.9)	-4.1%
Gross Profit	192.5	157.3	22.4%	28.4	24.4	16.5%	220.9	181.7	21.6%
Gross Margin	68.6%	66.1%	250 bps	33.7%	36.3%	-250 bps	60.5%	59.5%	100 bps
SG&A	(62.8)	(57.9)	8.4%	(19.0)	(17.0)	12.1%	(81.8)	(74.9)	9.3%
% of Net Revenue	22.4%	24.3%	-190 bps	22.6%	25.2%	-260 bps	22.4%	24.5%	-210 bps
EBIT	129.7	99.4	30.5%	9.4	7.4	26.6%	139.1	106.8	30.2%
EBIT Margin	46.2%	41.7%	450 bps	11.2%	11.1%	10 bps	38.1%	35.0%	310 bps
EBITDA	156.2	122.3	27.7%	14.8	11.8	24.7%	171.0	134.1	27.5%
EBITDA Margin	55.7%	51.4%	430 bps	17.5%	17.6%	-10 bps	46.9%	43.9%	290 bps

1 Volumes refer to total Quinsa sales volumes. Net Sales, Gross Profit and EBITDA, however, are proportional to AmBev stake in Quinsa (1Q05:54.8%; 1Q04:50.2%)

Quinsa Beer

Quinsa Beer operations recorded EBITDA of R$156.2 million for 1Q05, a 27.7% increase in relation to the same period in prior year. In addition to AmBev’s larger stake in Quinsa’s capital, some operating factors contributed for the better performance in 2005, of which we highlight (i) the sales volumes growth, mainly in Argentina (+5.7%) and Paraguay (+10.7%); and (ii) the price adjustment in local currency in a number of operations, which helped offset the appreciation of the Brazilian real against the currencies of the countries where Quinsa operates.

Quinsa Soft Drinks

Quinsa Soft Drinks operations in Argentina and Uruguay reached EBITDA of R$14.8 million for 1Q05 (+24.7%) . Besides AmBev’s larger stake in Quinsa’s capital, stronger sales volumes in Argentina (+21.5%) and Uruguay (+19.4%) contributed for this result. It is important to mention, however, that in spite of the increase in revenues, the Company recorded decrease in gross margin and EBITDA margin of the Soft Drinks operations, due to greater production costs and operating expenses.

HILA-ex QUINSA

AmBev’s HILA-ex operations generated R$7.7 million in EBITDA for 1Q05, down 63.9% from 1Q04. This decrease resulted from investments in direct distribution and in AmBev’ best practices in Peru, Ecuador and the Dominican Republic, as well as investments related to the launch of the Brahma brand in Ecuador.

HILA-ex Results	Beer			CSD			Total
R$ million	1Q05	1Q04	Change	1Q05	1Q04	Change	1Q05	1Q04	Change
Volume ('000 HL)	644	499	29.2%	861	826	4.2%	1,505	1,325	13.6%
Net Revenue	94.4	85.7	10.2%	90.5	71.1	27.2%	184.9	156.8	17.9%
Net Revenue / HL	146.5	171.8	-14.7%	105.1	86.1	22.1%	122.8	118.4	3.8%
COGS	(47.1)	(40.6)	15.9%	(47.5)	(43.4)	9.6%	(94.6)	(84.0)	12.6%
COGS / HL	(73.0)	(81.4)	-10.3%	(55.2)	(52.5)	5.2%	(62.8)	(63.4)	-0.9%
Gross Profit	47.3	45.1	5.1%	43.0	27.7	54.8%	90.3	72.8	24.0%
Gross Margin	50.2%	52.6%	-240 bps	47.5%	39.0%	850 bps	48.8%	46.4%	240 bps
SG&A	(63.3)	(44.7)	41.6%	(37.7)	(18.9)	98.9%	(101.0)	(63.7)	58.6%
% of Net Revenue	67.1%	52.2%	1490 bps	41.6%	26.6%	1500 bps	54.6%	40.6%	1400 bps
EBIT	(16.0)	0.3	NM	5.3	8.8	-40.0%	(10.7)	9.1	NM
EBIT Margin	-17.0%	0.4%	-1730 bps	5.8%	12.4%	-650 bps	-5.8%	5.8%	-1160 bps
EBITDA	(6.3)	8.6	NM	14.0	12.6	11.0%	7.7	21.2	-63.9%
EBITDA Margin	-6.7%	10.1%	-1680 bps	15.5%	17.7%	-230 bps	4.1%	13.5%	-940 bps

HILA-ex Beer

HILA-ex Beer posted negative R$6.3 million EBITDA, compared to a positive R$8.6 million in 1Q04. Negative variations were highly concentrated in Central America operations, mostly in Guatemala. Changes to the taxation system, decrease in market volumes and comparing a launch period to an operating period, with greater competition imposed by the local player have caused drop in volumes and in revenues per hectoliter in Cerveceria Rio, AmBev’s arm in that region. However brand health indicators of our Brahva local brand, as well as its market share, keep AmBev confident in the growth potential of its operations in Central America.

In the Andean Pact region, AmBev’s performance was very positive for the 1T05. Operations in Venezuela and Ecuador reached strong volume growth (Venezuela (+33.6%) and Ecuador (+128.9%)), evidencing the merits of AmBev’s strategy to focus on this region. Along with the market share expansion, the Company keeps its commitment to build solid Brahma brand franchises and to develop the profitability of these operations.

HILA-ex Soft Drinks

EBITDA from HILA-ex Soft Drinks operations were up 11.0% to 1Q05, reaching R$14.0 million. This result, however, does not reflect the Company’s organic growth, but rather the three-month results consolidation of Embotelladora Dominicana (Embodom), AmBev’s arm in the Dominican Republic, as compared to one-month consolidation (March) in 1Q04. Both soft drinks operations, in Peru and in the Dominican Republic, faced difficulties in the 1Q05.

In the Dominican Republic, market volumes decreased 32.0%, thus impacting Embodom’s volumes, although Embodom was still able to keep its leading market position. AmBev Peru, in turn, has decided to implement a series of initiatives aimed at increasing the operation profitability, similar to the ones adopted in Brazil since 2002. The main decisions taken were (i) to follow the price increase applied by the market leader, which caused a contraction in market volumes during 1Q05; and (ii) to discontinue a number of low-performance or low-profitability SKUs, thus increasing the Company’s operation efficiency. Just like in Brazil, these measures cause a decrease in sales volume and market share in the short term. Yet, based on its experience, the Company is confident that these are the appropriate initiatives to ensure long-term sustainable growth.

North America

Labatt, AmBev’s operation in North America, delivered solid performance in 1Q05, reaching R$207.1 million EBITDA. The Company’s good performance is reflected in a stable market share in the competitive domestic Canadian market, of around 42% (Mar/05: 41.7%), as well as the Labatt team strong commitment in pursuing the cost reduction and growth rates targets, as implied by Labatt’s valuation report.

Labatt Results
R$ million	1Q05
Volume ('000 HL)	2,042
Domestic	1,731
Exports	310
Net Revenues	821.5
Net Revenues / HL	402.4
COGS	(291.4)
COGS / HL	(142.7)
Gross Profit	530.0
Gross Margin	64.5%
SG&A	(381.5)
% of Net Sales	46.4%
EBIT	148.5
EBIT margin	18.1%
EBITDA	207.1
EBITDA margin	25.2%

Current initiatives are developing as expected, and AmBev remains enthusiastic about the growth perspectives for Labatt. Among the most important improvements are the implementation of the Zero Base Budget, an essential tool for rigid expense control, and the development of a new variable compensation system, very similar to the one in place in Latin America. The new system links bonus payment to the achievement of operating targets, always related to growth in results. Operating targets unfold into all corporate levels, assuring everyone’s commitment.

In addition to the cost reduction initiatives and the change in compensation, the Company is also committed to efforts dedicated to revenue growth. The main ones are related to: (i) protecting Labatt’s market share and profitability in Ontario, where the value brands are more relevant; and (ii) improving the market share of Labatt in the light segment, one of the fastest growing categories in the Canadian beer market.

1Q05 Results

For purposes of comparison with 1Q05, AmBev prepared a set of UNAUDITED information on 1Q04. The Company’s performance evolution, in Canadian dollars (CAD$), is presented in the table below. For reference purposes, the exchange rate on 03/31/05 was CAD$1.00 / R$2.21 (03/31/04: CAD$1.00 / R$2.22) . Average exchange rate for 1Q05 was CAD$1.00 / R$2.18 (1Q04: CAD$1.00 / R$2.20) . It is important to highlight that, because of the monthly consolidation of results, these exchange rates should not be adopted for conversions of the quarterly results.

Labatt Results
CAD$ million	1Q05	1Q04[1]	Chg.
Volume ('000 HL)	2,042	2,220	-8.0%
Domestic	1,731	1,733	-0.1%
Exports	310	488	-36.3%
Net Revenues	381.7	383.6	-0.5%
Net Revenues / HL	187.0	172.8	8.2%
Domestic	209.3	202.2	3.5%
Exports	62.2	68.0	-8.6%
COGS	(135.6)	(152.2)	-10.9%
COGS / HL	(66.4)	(68.5)	-3.1%
Gross Profit	246.1	231.4	6.4%
Gross Margin	64.5%	60.3%	410 bps
SG&A	(178.0)	(185.2)	-3.9%
% of Net Sales	46.6%	48.3%	-170 bps
EBIT	68.1	46.2	47.4%
EBIT margin	17.8%	12.0%	580 bps
EBITDA	95.4	72.1	32.2%
EBITDA margin	25.0%	18.8%	620 bps

[1] Unaudited

Net Revenues

Labatt’s net revenue reached CAD$381.7 million, a 0.5% decrease compared to 1Q04. This reduction is explained by an 8.0% volume decrease, the consequence of (i) discontinuing a co-packing agreement with an American brewery; and (ii) a 23.2% decrease in exports of Labatt brands to InBev USA. Domestic sales volumes remained stable, with a slightly stronger performance than overall market, which Labatt estimates at a 1.5% decrease (measured as shipment volumes). The decrease in sales volumes was mostly compensated by an 8.2% growth in revenue per hectoliter (1Q05: CAD$187.0; 1Q04: CAD$172.8), achieved through a 3.5% increase in net revenue per hectoliter in domestic sales (1Q05: CAD$209.3; 1Q04: CAD$202.2) and the greater share of this segment in Labatt’s sales mix (1Q05:84.8%; 1Q04: CAD$78.0%) .

COGS

COGS totaled CAD$135.6 million in 1Q05, down 10.9% . On top of lower volumes, a 3.1% decrease in COGS per hectoliter helped bring total COGS down. The drop in COGS per hectoliter was a result of lower malt prices and also the appreciation of the Canadian dollar against the US dollar, reducing prices in local currency for some of Labatt’s inputs.

Gross profit

Gross profit increased by 6.4% to CAD$246.1 million; gross margin expanded by 410 basis points to 64.5% .

SG&A

SG&A expenses dropped 3.9% in 1Q05, totaling CAD$178.0 million. This amount was comprised of the following expenses and respective variations:

-	Sales and marketing: CAD$127.7 million (-4.8%)
-	Direct distribution: CAD$8.5 million (-5.0%)
-	Administrative: CAD$32.9 million (-7.7%)
-	Depreciation and amortization: CAD$8.8 million (+38.9%)

The main reason for the decrease in SG&A was the postponing of certain expenses related to promotional campaigns. However, part of that reduction also shows the first results of the implementation of Zero Base Budget.

EBIT and EBITDA

Labatt’s EBIT increased 47.4% in 1Q05, reaching CAD$68.1 million. EBIT margin increased 580 basis points to 17.8% .

Labatt’s EBITDA reached CAD$95.4 million, 32.2% above 1Q04. EBITDA margin increased 620 basis points to 25.0% .

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s operations in Brazil, HILA and North America result in our consolidated financial statements.

Net Revenues

AmBev’s net revenues reached R$3,695.6 million, an increase of 55.9% .

Brazil

Operations in Brazil in 1Q05 represented 62.9% of AmBev’s consolidated net revenues, totaling R$2,324.4 million (+21.8%) . Beer Brazil contributed with R$1,915.4 million (+24.9%), whereas the Carbonated Soft Drinks & Non-Alcoholic, Non-Carbonated Beverages (CSD & Nanc) segment reached net revenues of R$388,3 million (+13.6%) . Malt and By-Products sales generated net revenue of R$20.6 million (-37.3%) .

Beer sales revenue growth was the result of an increase of 12.9% in sales volumes and of 10.6% in net revenues per hectoliter (1Q05: R$128.5; 1Q04: R$116.2) . Sales volume growth was mainly explained by the market share expansion (7.3%, according to data from ACNielsen) and by AmBev’s larger market share in terms of beer sales (Mar 05: 67.6%; Mar 04; 65.0%) . Increase in net revenue was reached due to small price repositioning throughout 2004, as well as a sharper price adjustment process implemented during last December (average price increase of 5%).

CSD & Nanc revenue growth was made possible by an increase of 2.6% in sales volumes and of 10.7% in net revenue per hectoliter. Sales volume growth was lower than the one estimated by ACNielsen for the market, of 3.7%, implying the loss in market share by the Company (Mar/05: 16.3%; Mar/04: 17.2%) . Increase in net revenue per hectoliter was the result of a series of price adjustments implemented by AmBev throughout 2004 and in the beginning of 2005, which were carefully carried out by region, brand, packing and distribution channel.

Hispanic Latin America – HILA

The Hispanic Latin America business unit, referred to as HILA, represented 14.9% of the Company’s consolidated net revenues for 1Q05, totaling R$549.8 million (+19.0%) . AmBev’s 54.8% stake in Quinsa contributed with R$364.9 million (+19.5%), while the Company’s operations in Northern Latin America recorded net revenues of R$184.9 million (+17.9%) .

Net revenue growth generated by AmBev’s stake in Quinsa was achieved by means of (i) AmBev’s larger stake in Quinsa’s capital (Mar/05: 54.8%; Mar/04: 50.2%), (ii) sales volume growth (7.1% for beer and 21.3% for soft drinks), and (iii) increased net revenue per hectoliter for beer in local currency in certain Quinsa operations, remarkably in Argentina, which partially offset the appreciation of the Brazilian real in relation to other currencies of countries in which Quinsa operates.

Net revenue increase generated by AmBev’s operations in Northern Latin America was mostly explained by sales volume growth which reached 13.6% . Operations that most contributed to sales growth were those of Venezuela (sales growth of 33.6%) and Ecuador (volume for 1Q05 was twice the volume for 1Q04, evidencing the successful introduction of Brahma in that country). In addition to the organic sales growth, the three-month results consolidation of Embotelladora Dominicana (Embodom), compared to one month only (March) in 1Q04, also contributed for the net revenue increase.

North America

AmBev’s operation in North America, through Labatt Brewing Company Limited (Labatt), represented 22.2% of consolidated net revenues for 1Q05, totaling R$821.5 million.

Labatt’s net revenue performance in terms of Canadian dollars went down 0.5% . This drop resulted from an 8.0% decrease in sales volumes, partially offset by the 8.2% increase in revenue per hectoliter (1Q05: CAD$187.0; 1Q04: CAD$172.8) . The decrease in sales volumes resulted from a stable performance in the local market, whereas exports to the U.S. were down 36.3% . This decrease of exported volumes, in turn, was explained by the discontinuing of Labatt’s co-packing agreement with a U.S. brewery and by the 23.2% drop in volumes of Labatt’s brands exported to InBev USA. Revenue per hectoliter went up 8.2%, mainly as a result of (i) a 3.5% increase in revenue per hectoliter of domestic sales (1Q05: CAD$209.3; 1Q04: CAD$202.2), (ii) an 8.6% decrease in revenue per hectoliter of exports to the U.S. (1Q05: CAD$62.2; 1Q04: CAD$68.0), and (iii) a strong increase of domestic sales contribution to Labatt’s sales mix (1Q05: 84.8%; 1Q04: 78.0%) .

Cost of Goods Sold (COGS)

AmBev recorded R$1,345.3 million in COGS in 1Q05, an increase of 34.9% .

Brazil

COGS of Brazilian operations totaled R$815.3 million (+3.3%), representing 60.6% of AmBev’s consolidated COGS. The beer segment recorded COGS of R$601.0 million (+6.5%), CSD & Nanc totaled R$209.3 million (+1.8%), and the malt and by-products sales reached R$5.0 million (-75.1%) .

In the Beer segment, COGS performance was explained by the 12.9% increase in sales volumes and by the 5.6% decrease in COGS per hectoliter (1Q05: R$40.3; 1Q04: R$42.7) . Greater fixed costs dilution, arising from sales volumes growth, efficiency gains in production lines and carry over of the hedge transactions performed for acquisition of raw-material during 4Q04, more than offset the inflation pressure caused by higher aluminum prices.

The 1.8% increase in COGS for CSD & Nanc segment resulted from the 2.6% growth in sales volumes and the 0.8% decrease in COGS per hectoliter (1Q05: R$44.0; 1Q04: R$44.4) . Greater fixed costs dilution, arising from sales volumes growth, efficiency gains in production lines and carry over of the hedge transactions performed for acquisition of raw-material during 4Q04, more than offset the inflation pressure caused by higher prices of aluminum and PET resin.

Hispanic Latin America – HILA

COGS for HILA business unit represented 17.7% of consolidated COGS for 1Q05, accumulating R$238.6 million (+14.9%) . AmBev’s 54.8% stake in Quinsa recorded COGS of R$144.0 million (+16.4%), whereas the Company’s operations in Northern Latin America recorded R$94.6 million (+12.6%) .

COGS expansion related to AmBev’s stake in Quinsa was explained by (i) AmBev’s larger stake in Quinsa’s capital, (ii) sales volumes growth, (iii) Quinsa’s 6.6% increase in COGS per hectoliter recorded in US dollars (1Q05: US$14.6; 1Q04: US$13.7), and (iv) the 7.8% devaluation of the US dollar against the Brazilian real (1Q05: R$2.67; 1Q04: R$2.89) .

COGS evolution generated by AmBev’s operations in Northern Latin America arose from the sales volumes growth and the maintenance of COGS per hectoliter in these operations.

North America

COGS recorded for Labatt represented 21.7% of AmBev’s consolidated COGS for 1Q05, totaling R$291.4 million.

Compared to 1Q04, Labatt’s COGS was down 10.9% . This decrease arose from the decrease of 8.0% in sales volumes and of 3.1% in COGS per hectoliter (1Q05: CAD$66.4; 1Q04: CAD$68.5) .

Gross Profit

The table below presents the gross profit breakdown per business unit, as well as the respective margins and variations. It is important to emphasize the 570 basis points increase in the consolidated contribution margin, which reached 63.6% .

	1Q05			1Q04			Change (%)
	R$ million	% Part.	Margin	R$ million	% Part.	Margin

Brazil	1,509.1	64.2%	64.9%	1,118.8	81.5%	58.6%	34.9%
Beer	1,314.3	55.9%	68.6%	969.5	70.6%	63.2%	35.6%
Soft drinks	179.1	7.6%	46.1%	136.4	9.9%	39.9%	31.3%
Other	15.6	0.7%	75.9%	12.9	0.9%	39.4%	20.9%
HILA	311.2	13.2%	56.6%	254.5	18.5%	55.1%	22.3%
Quinsa	220.9	9.4%	60.5%	181.7	13.2%	59.5%	21.6%
Beer	192.5	8.2%	68.6%	157.3	11.5%	66.1%	22.4%
Soft drinks	28.4	1.2%	33.7%	24.4	1.8%	36.3%	16.5%
HILA - ex	90.3	3.8%	48.8%	72.8	5.3%	46.4%	24.0%
Beer	47.3	2.0%	50.2%	45.1	3.3%	52.6%	NM
Soft drinks	43.0	1.8%	47.5%	27.7	2.0%	39.0%	54.8%
North America	530.0	22.6%	64.5%	NM	NM	NM	NM

Total	2,350.3	100.0%	63.6%	1,373.3	0.0%	57.9%	71.1%

Selling, General and Administrative Expenses

AmBev’s SG&A expenses totaled R$1,165.0 million for 1Q05, which represented an increase of 69.8% .

Brazil

SG&A expenses of Brazilian operations totaled R$600.7 million (+9.7%), representing 51.6% of AmBev’s consolidated SG&A expenses. Beer segment recorded SG&A expenses of R$508.7 million (+10.7%), CSD & Nanc segment recorded R$91.1 million (+4.2%), and the malt and by-products segment recorded R$0.8 million (+22.5%).

SG&A expenses of the Beer segment were comprised of (i) R$163.6 million in sales & marketing (+2.3%), (ii) R$166.6 million in direct distribution (+21.1%), (iii) R$95.1 million in administrative expenses (+10.8%), and (iv) R$83.4 million in depreciation & amortization (+9.5%) .

The performance of sales & marketing expenses for the Beer segment remained in line with the guidance provided by the Company, to keep expenses stable nominal terms. These total expenses represent the amount required for (i) maintaining and developing AmBev’s brands performance and (ii) developing the Company’s trade marketing programs, aimed at reaching excellence in point-of-sale execution.

The increase in beer direct distribution expenses was mainly caused by the 33.7% increase in the volume sold through AmBev’s direct distribution system, partially offset by the 9.4% decrease in distribution cost per hectoliter. This decrease was reached due to the greater dilution of fixed expenses on sales and distribution operations.

SG&A expenses for the CSD & Nanc segment were comprised of (i) R$24.1 million in sales & marketing (+8.1%), (ii) R$36.9 million in direct distribution (+4.9%), (iii) R$3.7 million in administrative expenses (+9.6%), and (iv) R$26.6 million in depreciation & amortization (-0.7%) .

The increase in sales & marketing expenses for the CSD & Nanc segment represents AmBev’s commitment to strengthen its brands in this segment, aiming at establishing solid ground to enable market share increase. The profitability growth reached in CSD & Nanc created a virtuous cycle, in which larger results obtained stimulate greater reinvestments in the business, in a search for maximizing added value in the long term.

Increased direct distribution expenses in CSD & Nanc resulted from the 9.7% evolution in volumes sold through AmBev’s direct distribution system, partially offset by the 4.3% decrease in distribution cost per hectoliter. This decrease was achieved due to the operation’s greater fixed costs dilution on sales and distribution.

Increased administrative expenses of Brazil’s operations were mostly explained by higher expenses incurred at AmBev’ corporate center and a series of expenses related to ongoing projects.

The larger depreciation allocated to SG&A expenses was explained by the larger number of AmBev’s sub-zero coolers placed in the market.

Hispanic Latin America – HILA

SG&A expenses of HILA business unit represented 15.7% of consolidated SG&A expenses for 1Q05, totaling R$182.8 million (+32.0%) . AmBev’s 54.8% stake in Quinsa recorded SG&A expenses of R$81.8 million (+9.3%), while the Company’s operations in Northern Latin America recorded R$101.0 million (+58.6%) .

The increase in SG&A expenses related to AmBev’s stake in Quinsa resulted from the combination of (i) AmBev’s larger stake in Quinsa’s capital; (ii) larger US dollar amounts invested by Quinsa in the equity of its brands; and (iii) the 7.8% devaluation of the US dollar against the Brazilian real.

Increased SG&A expenses of AmBev’s operations in Northern Latin America resulted mainly from larger sales & marketing expenses and from direct distribution, mostly generated by the strong increase in Venezuela and Ecuador operations. Embodom’s three-month results consolidation, compared to one month only (March) in 1Q04, also contributed to the increase in SG&A expenses.

North America

Labatt’s operation generated R$381.5 million in SG&A expenses for the 1Q05, representing 32.7% of AmBev’s consolidated SG&A.

Labatt’s SG&A expenses were down 3.9% in Canadian dollars (1Q05: CAD$178.0 million; 1Q04: CAD$185.2 million), which were mainly focused on sales & marketing expenses. Although this decrease is a consequence of postponing of promotional expenses, this already indicates some results of the implementation of AmBev’s Zero Base Budget system in Labatt, evidencing the commitment of the entire Canadian team to capture cost reduction opportunities, as already announced by AmBev.

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit, as well as the respective margins and variation rates. It is important to highlight the 160 basis points increase in the consolidated EBITDA margin.

EBIT

		1Q05			1Q04			Change (%)
		R$ million	% Part.	Margin	R$ million	% Part.	Margin
	Brazil	908.4	76.6%	39.1%	571.2	83.1%	29.9%	59.0%
	Beer	805.6	68.0%	42.1%	510.0	74.2%	33.3%	58.0%
	Soft drinks	88.0	7.4%	22.7%	48.9	7.1%	14.3%	79.9%
	Other	14.8	1.2%	71.9%	12.3	1.8%	37.3%	20.9%
	HILA	128.4	10.8%	23.4%	115.9	16.9%	25.1%	10.7%
	Quinsa	139.1	11.7%	38.1%	106.8	15.5%	35.0%	30.2%
	Beer	129.7	10.9%	46.2%	99.4	14.5%	41.7%	30.5%
	Soft drinks	9.4	0.8%	11.2%	7.4	1.1%	11.1%	26.6%
	HILA - ex	(10.7)	-0.9%	-5.8%	9.1	1.3%	5.8%	-217.4%
	Beer	(16.0)	-1.4%	-17.0%	0.3	0.0%	0.4%	NM
	Soft drinks	5.3	0.4%	5.8%	8.8	1.3%	12.4%	-40.0%
	North America	148.5	12.5%	18.1%	NM	NM	NM	NM
	Total	1,185.3	0.0%	32.1%	687.1	0.0%	29.0%	72.5%

EBITDA

		1Q05			1Q04			Change (%)
		R$ million	% Part.	Margin	R$ million	% Part.	Margin
	Brazil	1,065.9	73.4%	45.9%	738.2	82.6%	38.7%	44.4%
	Beer	929.1	64.0%	48.5%	641.9	71.8%	41.9%	44.7%
	Soft drinks	122.0	8.4%	31.4%	84.0	9.4%	24.6%	45.2%
	Other	14.8	1.0%	71.9%	12.3	1.4%	37.3%	20.9%
	HILA	178.6	12.3%	32.5%	155.4	17.4%	33.6%	15.0%
	Quinsa	171.0	11.8%	46.9%	134.1	15.0%	43.9%	27.5%
	Beer	156.2	10.8%	55.7%	122.3	13.7%	51.4%	27.7%
	Soft drinks	14.8	1.0%	17.5%	11.8	1.3%	17.6%	24.7%
	HILA - ex	7.7	0.5%	4.1%	21.2	2.4%	13.5%	-63.9%
	Beer	(6.3)	-0.4%	-6.7%	8.6	1.0%	10.1%	NM
	Soft drinks	14.0	1.0%	15.5%	12.6	1.4%	15.5%	11.0%
	North America	207.1	14.3%	25.2%	NM	NM	NM	NM
	Total	1,451.6	0.0%	39.3%	893.6	0.0%	37.7%	62.4%

Provisions for Contingencies

Provisions for contingencies in 1Q05 totaled R$30.8 million. The main item comprising this total was an additional provision for labor claims in the amount of R$32.4 million.

Other Operating Income and Expenses

Net result of other operating income and expenses recorded for 1Q05 was a loss of R$411.2 million. The major factor driving to this result was the goodwill amortization from Labatt Brewing Company Limited’s transaction, which totaled R$333.5 million. Other significant entries under other operating income and expenses were as follows:

-	Goodwill amortization related to Labatt’s transactions prior to the alliance between AmBev and InBev: R$78.7 million.
-	Goodwill amortization related to transactions in Latin America (including Brazil): R$53.5 million.
-	Gains from increase in assets, related to tax incentives in Brazil: R$44.2 million.
-	Gains from exchange rate variations on foreign investments: R$22.1 million

Additionally, AmBev announces that it has revised the goodwill amortization schedule related to Labatt’s transaction, which will be fully amortized by August 2014, according to Labatt’s expected net income. Expected goodwill amortization for 2005 is R$923.5 million, including the R$333.5 million already amortized in 1Q05. The remaining R$590.0 million will be amortized at R$196.7 million each of the following three quarters

Lastly, the Company informs that, as of 01/01/2005, the goodwill related to Labatt’s ApS – AmBev’s subsidiary in Denmark and holder of 100% of Labatt’s shares – was converted into Brazilian reais. Consequently, the Company’s results will no longer be affected by exchange rate on such goodwill, therefore reducing its volatility. As of 03/31/2005, the net goodwill amount was R$15,938.5 million.

Financial Result

The financial result was negative in R$275.2 million for the 1Q05. The table below provides the main lines of AmBev’s consolidated financial result:

Breakdown of Net Financial Result - AmBev Consolidated	1Q05	1Q04
R$ 000
Financial income
Financial income on cash and cash equivalents	22,508	71,404
Foreign exchange gains (losses) on assets	449	10,696
Net gains from derivative instruments	-	2,903
Interest on taxes, contributions and judicial deposits	3,979	10,196
Other	15,895	17,649

Total	42,831	112,848
Financial expense
Interest expense on local currency debt	43,973	28,463
Interest expense on foreign currency debt	130,085	114,442
Foreign exchange gains (losses) on debt	13,671	64,901
Net losses from derivative instruments	54,755	59,735
Taxes on financial transactions	37,092	25,826
Interest on contingencies and other	16,956	15,376
Other	21,492	19,918

Total	318,023	328,661
Net Financial Result	(275,192)	(215,813)

The Company highlights that its hedging instruments involve cash investments in U.S. dollar-linked assets, as well as swaps and derivatives. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than at market value, while assets must be recorded at the lowest between market value and accrual basis.

The Company’s total debt increased by R$564.2 million against 4Q04, while cash and cash equivalents reduced by R$ 416.3 million. As a result, net debt increased by R$980.4 million. Considering Labatt’s results in 2004, the Company estimates the net debt to EBITDA ratio was 1.3x in the last twelve months.

The table below details the Company’s debt profile:
Debt Breakdown	Short	Long	Total
R$ 000	Term	Term
Local Currency	766	512	1,279
Foreign Currency	3,077	4,019	7,096

Consolidated Debt	3,844	4,531	8,375
Cash and Equivalents			1,089
Net Debt			7,286

Non-Operating Income and Expenses

The net result of non-operating income and expenses for 1Q05 was a loss of R$176.5 million. The main driver for this result was the provision accrued in Canada in relation to the closure of Labatt’s Toronto Brewery. Provisions were done for (i) losses on the sales of fixed assets (R$71.1 million); (ii) complementary benefits to employees (R$69.9 million); and (iii) severance costs (R$37.9 million).

Income Tax and Social Contribution

The provision for income tax and social contribution for 1Q05 was of R$109.7 million. The table below provides the reconciliation for the income tax and social contribution provision:

Income Tax and Social Contribution
R$ million
Net income before taxes and profit sharing	291.9
Provision for Profit Sharing & Bonuses	(39.4)
Net income before income tax, social contribution and minorities	252.5
Income tax and social contribution at nominal tax rate (34%)	(85.9)
Adjustments to effective rate:
Interest on own capital	73.8
Equity gains from foreign non-taxable subsidiaries	(131.6)
Equity gains from subsidiaries	15.0
Amortization of non-deductible goodwill	(5.4)
Provision for income tax and social contribution from previous fiscal periods	28.5
Permanent additions/reductions and other	(4.0)
Total income taxes and social contribution	(109.7)

Profit Sharing and Contributions

AmBev provisioned R$39.4 million in 1Q05 related to employees’ profit sharing. The bonus for performance, however, will only be paid in case the Company meets its corporate targets for 2005.

Minority Interest

Minority stakes in AmBev’s subsidiaries for the 1Q05 recorded a loss of R$1.4 million.

Net Income

AmBev recorded net income of R$144.2 million for 1Q05, representing a decrease of 52.7% . Earnings per share were R$2.65, down 67.4% . This decrease is mainly explained by the goodwill amortization of Labatt’s transaction, in addition to non-operating expenses related to the closure of Labatt’s brewery in Toronto. AmBev’s operating income, however, presented a strong increase, reflected in the 11.9% increase of EBITDA per share, which reached R$26.64.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 03/31/2005	4 - 12/31/2004
1	Total Assets	31,242,390	33,016,564
1.01	Current Assets	4,304,776	5,379,691
1.01.01	Available funds	831,457	1,290,952
1.01.01.01	Cash and cash equivalents	831,457	1,290,952
1.01.02	Credits	1,662,886	2,228,817
1.01.02.01	Securities	257,703	214,498
1.01.02.02	Unrealized gain on derivatives	0	0
1.01.02.03	Clients	986,017	1,360,026
1.01.02.04	Taxes recoverable	419,166	654,293
1.01.03	Inventories	1,248,209	1,380,961
1.01.03.01	Finished products	301,787	396,792
1.01.03.02	Work in progress	60,990	62,827
1.01.03.03	Raw materials	602,117	606,738
1.01.03.04	Production materials	186,002	199,309
1.01.03.05	Supplies and other	97,313	115,295
1.01.04	Other	562,224	478,961
1.01.04.01	Other assets	562,224	478,961
1.02	Long-term Receivables	3,494,725	3,606,454
1.02.01	Sundry Credits	2,775,494	2,810,874
1.02.01.01	Deposits in Court	432,975	419,120
1.02.01.02	Advances to employees for purchase of shares	141,783	175,181
1.02.01.03	Deferred income tax and social contribution	2,200,736	2,216,573
1.02.02	Receivables from Related Parties	1,131	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	1,131	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	718,100	795,580
1.02.03.01	Property, plant and equipment held for sale	110,015	113,849
1.02.03.02	Other assets	608,085	681,731
1.03	Permanent Assets	23,442,889	24,030,419
1.03.01	Investments	17,744,289	18,204,609
1.03.01.01	Associated companies	3,679	(12,331)
1.03.01.02	Subsidiaries	17,694,752	18,170,411
1.03.01.02.01	Subsidiaries - Goodwill/Negative goodwill (net)	17,694,752	18,170,411
1.03.01.03	Other investments	45,858	46,529
1.03.02	Property, plant and equipment	5,398,340	5,531,665
1.03.03	Deferred charges	300,260	294,145

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 - Description	3 - 03/31/2005	4 - 12/31/2004
2	Total liabilities and shareholders' equity	31,242,390	33,016,564
2.01	Current liabilities	6,870,873	8,771,685
2.01.01	Loans and financings	3,843,943	3,443,124
2.01.02	Debentures	0	0
2.01.03	Suppliers	706,952	1,047,650
2.01.04	Taxes, charges and contributions	838,673	1,633,874
2.01.04.01	Income tax and social contribution	231,762	650,612
2.01.04.02	Other taxes, charges and contributions payable	606,911	983,262
2.01.05	Dividends payable	232,667	998,874
2.01.05.01	Dividends payable	10,144	439,947
2.01.05.02	Provision for interest on own capital	222,523	558,927
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	1,169
2.01.08	Other	1,248,638	1,646,994
2.01.08.01	Payroll, profit sharing and related charges	270,083	251,986

2.01.08.02	Losses on unrealized derivatives	222,204	409,134
2.01.08.03	Other liabilities	756,351	985,874
2.02	Long-term liabilities	7,254,733	7,050,556
2.02.01	Loans and financings	4,530,932	4,367,598
2.02.02	Debentures	0	0
2.02.03	Provisions	1,494,117	1,470,951
2.02.03.01	For contingencies	1,494,117	1,470,951
2.02.04	Payable to related parties	0	0
2.02.05	Other	1,229,684	1,212,007
2.02.05.01	Deferred taxes on sales	295,032	275,695
2.02.05.02	Other liabilities	934,652	936,312
2.03	Deferred income	0	0
2.04	Minority interest	208,912	198,344
2.05	Shareholders' equity	16,907,872	16,995,979
2.05.01	Paid-in capital	4,742,804	4,742,804
2.05.02	Capital reserves	12,257,551	12,149,335
2.05.02.01	Advances for future capital increase	74,473	0
2.05.02.02	Share repurchase option premium	7,448	7,448
2.05.02.03	Premium on sale of treasury stock	0	0
2.05.02.04	Premium on share subscription	12,141,887	12,141,887
2.05.02.05	Premium on disposal of treasury stock	33,743	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit Reserves	(20,455)	103,840
2.05.04.01	Legal	208,831	208,831
2.05.04.02	Statutory	224,992	224,992
2.05.04.02.01	For investments	224,992	224,992
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.05.01	Future capital increase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other income reserves	(454,278)	(329,983)
2.05.04.07.01	Treasury stock	(454,278)	(329,983)
2.05.05	Accumulated profit / loss	(72,028)	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.01	Gross sales and/or services	6,793,738	6,793,738	4,748,114	4,748,114
3.02	Deductions	(3,098,147)	(3,098,147)	(2,377,621)	(2,377,621)
3.03	Net sales and/or services	3,695,591	3,695,591	2,370,493	2,370,493
3.04	Cost of sales and/or services	(1,345,260)	(1,345,260)	(997,197)	(997,197)
3.05	Gross profit	2,350,331	2,350,331	1,373,296	1,373,296
3.06	Operating Expenses/Income	(1,881,932)	(1,881,932)	(936,546)	(936,546)
3.06.01	Selling	(810,878)	(810,878)	(449,955)	(449,955)
3.06.01.01	Marketing	(554,127)	(554,127)	(259,311)	(259,311)
3.06.01.02	Direct distribution	(256,751)	(256,751)	(190,644)	(190,644)
3.06.02	General and administrative	(384,917)	(384,917)	(265,680)	(265,680)
3.06.02.01	Administrative	(202,442)	(202,442)	(110,910)	(110,910)
3.06.02.02	Management fees	(1,065)	(1,065)	(6,609)	(6,609)
3.06.02.03	Depreciation, amortization and depletion	(150,604)	(150,604)	(118,708)	(118,708)
3.06.02.04	Provisions for contingencies	(30,806)	(30,806)	(29,453)	(29,453)
3.06.03	Financial	(275,193)	(275,193)	(215,813)	(215,813)
3.06.03.01	Financial income	42,831	42,831	112,848	112,848
3.06.03.02	Financial expenses	(318,024)	(318,024)	(328,661)	(328,661)
3.06.04	Other operating income	78,355	78,355	70,733	70,733
3.06.05	Other operating expenses	(489,552)	(489,552)	(74,930)	(74,930)
3.06.06	Equity in the earnings of subsidiaries	253	253	(901)	(901)
3.07	Operating profit	468,399	468,399	436,750	436,750
3.08	Non-operating results	(176,459)	(176,459)	(16,289)	(16,289)
3.08.01	Income	9,893	9,893	29,592	29,592
3.08.02	Expenses	(186,352)	(186,352)	(45,881)	(45,881)
3.09	Income before taxes/profit sharing	291,940	291,940	420,461	420,461
3.10	Provision for income tax and social contribution	(164.236)	(164.236)	(82.838)	(82.838)
3.11	Deferred income tax	54.581	54.581	3.888	3.888
3.12	Statutory profit sharing/contributions	(39.393)	(39.393)	(30.147)	(30.147)
3.12.01	Profit sharing	(39.393)	(39.393)	(30.147)	(30.147)
3.12.01.01	Employees	(40.355)	(40.355)	(24.707)	(24.707)
3.12.01.02	Management	962	962	(5.440)	(5.440)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	1.357	1.357	(6.354)	(6.354)
3.15	Net income/loss for the period	144.249	144.249	305.010	305.010
	SHARES OUTSTANDING EX-TREASURY STOCK (in thousands)	54.499.368	54.499.368	37.532.160	37.532.160
	EARNINGS PER SHARE	0,00265	0,00265	0,00813	0,00813
	LOSS PER SHARE

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

See Group 5.

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)
01	COMPANHIA BRASILEIRA DE BEBIDAS	60.522.000/0001-83	PRIVATE SUBSIDIARY	99.90	31.57
COMMERCIAL, MANUFACTURING AND OTHER		55,087,640		55,087,640
02	HOHNECK	. . /-	PRIVATE SUBSIDIARY	0.01	0.01
COMMERCIAL, MANUFACTURING AND OTHER		10,000		10,000
03	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.01
COMMERCIAL, MANUFACTURING AND OTHER		6,510		6,510
04	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	2.46
COMMERCIAL, MANUFACTURING AND OTHER		1		1
05	LABATT HOLDING APS	. . / -	PRIVATE SUBSIDIARY	100.00	82.24
COMMERCIAL, MANUFACTURING AND OTHER		1,000,017		1,000,017

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

COMPLEMENTARY INFORMATION

In addition to the financial statements, the Company presents its cash flow statements in accordance with CVM Notification 01/00 of January 31, 2000, which encourages the disclosure of this information.

CONSOLIDATED STATEMENT OF CASH FLOWS
For quarters ended March 31, 2005 and 2004

	In thousands of reais
	31.03.05	31.03.04

Operating activities
Net income for the quarter	144,249	305,010
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization of deferred charges	266,300	206,481
Goodwill amortized, net of negative goodwill realized	482,254	64,032
Tax, labor and other contingencies	30,806	29,453
Provision for restructuring	107,839	-
Financial charges on tax and fiscal contingencies	13,394	11,488
Provision for losses on inventory and permanent assets	71,010	(10,737)
Financial charges and variations on the stock ownership plan	(5,703)	(10,667)
Financial charges and variations on taxes and contributions	2,532	(1,766)
Loss (gain) in the disposal of permanent assets	19,151	31,435
Exchange rate variation and charges on financings	264,817	194,893
Unrealized exchange rate variation and gains on financial assets	185	(5,162)
Increase (reduction) of deferred income tax and social contribution	(54,581)	(3,888)
Exchange rate gains or losses on subsidiaries abroad that do not affect
cash	(35,786)	(39,608)
Minority interest	(1,357)	6,354
Equity accounting results	(253)	901
Loss (income) of interest ownership in subsidiaries	-	13,933

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Decrease (increase) in assets
Trade accounts receivable	386,578	275,163
Taxes recoverable	182,421	17,789
Inventories	131,574	18,507
Deposits in court	(13,569)
Prepaid expenses	199,580	10,264
Other	(175,930)	(56,227)

Increase (decrease) in liabilities
Suppliers	(373,150)	(302,774)
Salaries, profit sharing and social charges	(36,584)	31,443
Income tax, social contribution and other taxes	(432,653)	(96,816)
Other taxes and contributions payable	(327,497)	(191,392)
Disbursements linked to contingency provision	(14,743)	(21,615)
Unrealized loss on derivatives	(185,880)
Fiscal Incentives	(22,289)	(22,521)
Other	(111,751)	38,571

Cash generated by operating activities	510,964	492,813

Investment activities
Marketable securities, maturity over 90 days	(20,567)	314,391
Securities and collateral	(22,304)	19,234
Acquisition of investments, net of acquired cash	(1,129)	(121, 722)
Disposal of property, plant and equipment	9,392	15,193
Acquisition of property, plant and equipment	(213,513)	(130,108)
Expenditures on deferred charges	(19,470)	(16,453)
Share buyback by subsidiary		(26,761)

Cash generated by (used in) investment activities	(267,591)	53,774

Financing activities
Financings
Funding obtained	2,021,940	706,917
Amortization	(1,724,194)	(698,182)
Changes in the capital of minority shareholders	(49)	3,372
Advance for future capital increase (AFAC)	8,715	9,030
Share sale financing	2,999	18,776
Share buyback	(103,275)	(161,221)
Share repurchase option premium		2,581
Payment of dividends	(908,777)	(278,061)

Cash used in financing activities	(702,641)	(396,788)

Exchange rate gains or losses on cash and cash equivalents	(227)	1,597
Decrease in cash and cash equivalents	(459,495)	151,396

Cash and cash equivalents at beginning of the quarter	1,290,952	1,196,103
Cash and cash equivalents at end of the quarter	831,457	1,347,499

Decrease in cash and cash equivalents	(459,495)	151,396

Additional information on cash flow
Payment of interest on loans	227,995	99,542
Payment of income tax and social contribution	432,313	179,572

16.01 – REPORT ON SPECIAL REVIEW – UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Shareholders and Management of
Companhia de Bebidas das Américas – AmBev
São Paulo – SP

1.

We have performed a special review of the accompanying interim financial statements of Companhia de Bebidas das Américas – AmBev (Parent Company and consolidated), consisting of the balance sheets as of March 31, 2005, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.

Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.

Our limited review was conducted with the purpose of issuing a report on the interim financial statements referred to in the first paragraph. The statement of cash flows, which is being presented in the interim financial statements to provide supplementary information on the Company, is not required in conformity with Brazilian accounting practices. The statement of cash flows was submitted to the limited review procedures described in the second paragraph and we have concluded that there are no material modifications that should be made for it to be presented fairly, in all material respects, in relation to the interim financial statements taken as a whole.

5.

The Company and consolidated balance sheets as of December 31, 2004, presented for comparative purposes, were reviewed by us and our report, dated February 14, 2005, was unqualified. The Company and consolidated statements of income for the quarter ended March 31, 2004, presented for comparative purposes, were reviewed by us and our special review report, dated April 30, 2004, was unqualified.

6.

As mentioned in the explanatory note no. 1b related to the financial statements, on August 27, 2004, the Company’s shareholders approved, in an Extraordinary General Meeting, the conclusion of operations with Interbrew S.A., announced on March 3, 2004. This transaction amongst the two companies has resulted in, among others, the incorporation of Labatt Brewing Canada Holding Ltd, wholly-owned subsidiary of Interbrew by the Company.

São Paulo, April 20, 2005

DELOITTE TOUCHE TOHMATSU Independent Auditors CRC n° 2 SP 011609/0-8	Altair Tadeu Rossato Accountant CRC n° 1 SP 182515/0-5

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMPANY’S PERFORMANCE IN THE QUARTER	39
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	61
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	62
07	01	CONSOLIDATED STATEMENT OF INCOME	64
08	01	CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER	66
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	67
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	68
17	01	REPORT ON SPECIAL REVIEW – UNQUALIFIED	71
		COMPANHIA BRASILEIRA DE BEBIDAS
		HOHNECK
		EAGLE DISTRIBUIDORA DE BEBIDAS S.A.
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.
		LABATT HOLDING APS	/75

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.